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EXHIBIT 4.109
Facility Agreement
DRD (Porgera) Limited
Tolukuma Gold Mines Limited
as Borrowers
Australia and New Zealand Banking Group (PNG) Limited
as Primary Lender
The Bank and Financial Institutions named in Schedule 1
as LC Participants
ANZ Fiduciary Services Pty Ltd
as Security Trustee
Australia and New Zealand Banking Group Limited
as Agent

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Allens Arthur Robinson
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000
Tel 61 3 9614 1011
Fax 61 3 9614 4661
www.aar.com.au
© Copyright Allens Arthur Robinson 2006
Table of Contents
1.
Definitions and Interpretation
1
1.1          Definitions
1
1.2          Interpretation
16
1.3 Document or agreement 16
1.4          Determination,
statement and certificate 17
1.5 Listing requirements included as law 17
1.6 Agent's failure to notify 17
1.7          Obligations
several 17
1.8          GST
17
1.9 Joint and Several Liability of each Borrower 17
2.            Purpose
18
3.            Facility
18
3.1 Advance of Loans 18
3.2 Working Capital Facility Repayments 18
4.            Drawdown Notices
19
4.1 When notice to be given 19
4.2          Notification
19
5.            Selection Notices
19
5.1 When Notice to be given 19
5.2 Failure to give Selection Notice 19
5.3          Notification
19
6.
Principal amount and number of Loans
19
6.1 Principal amount of Loans 19
6.2 Number of Loans made utilising the Project Debt Facilities 20
6.3 Splitting and combination 20
7.
Selection of Funding Periods
20
8.            Interest
20
8.1 Notification of rates 20
8.2          Interest
rate 20
8.3          Payment
of interest 21
9.           Market disturbance
21
9.1 Market disturbance - Suspension Notice 21

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9.2 Market disturbance before drawing 21
9.3 Market disturbance relating to subsequent Loans 22
9.4          Alternative basis
22
10.
Letter of Credit
22
10.1 Issue of Letters of Credit 22
10.2 Liability of LC Participants 23
10.3        Form
23
11.
Payments under Letters of Credit
23
11.1 Authority to make payments 23
11.2 Borrowers' undertaking to reimburse 23
11.3 Indemnity of Borrowers 23
11.4 Letter of Credit Fees 24
12.          Preservation
of
Borrowers' Liability
24
13.          Fees
25
14.
Cancellation of commitments
25
14.1 At end of Availability Period 25
14.2 Reduction on repayment or prepayment 25
14.3 Optional reduction of Undrawn Commitments 25
15.          Repayment
26
15.1        Repayments
26
15.2 Allocation among Loans 26
16.          Prepayments
26
16.1        Voluntary prepayments
26
16.2        Mandatory
Prepayments 27
16.3        Review
Event 27
16.4 Interest and break costs 27
16.5        Limitation
on prepayments 28
16.6 Application against repayment and prepayments 28
17.          Payments
28
17.1        Manner
28
17.2 Payment to be made on Business Day 28
17.3 Distribution by Agent 28
17.4 Appropriation where insufficient moneys available 28
17.5        Unanticipated
default 28
17.6        Rounding
29
17.7        Blocked Payments
29
17.8 Balance to the Borrowers 29
18.          Taxation
29
18.1        Additional payments
29
18.2        Reimbursement
30
18.3 Acceleration on non-payment of Tax 30
18.4 Survival of obligations 31
19.
Changes in Law
31
19.1        Definitions
31

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19.2        Increased costs
31
19.3        No
defence 32
19.4 Prepayment or transfer on increased costs 32
19.5        Illegality
32
19.6        Mitigation
33
20.          Conditions
Precedent
33
20.1 Conditions Precedent to first Drawdown Notice in respect of the Working Capital Facility        33
20.2 Conditions Precedent to first Drawdown Notice in respect of the Project Debt Facility 36
20.3 Conditions precedent to each Loan 37
21.          Representations
and
Warranties
37
21.1 Representations and Warranties 37
21.2 Reliance on Representations and Warranties 40
21.3 Repetition of Representations and Warranties 40
22.         Undertakings
40
22.1        General Undertakings
40
22.2 Determination of Ratios 47
22.3 Offshore Proceeds Account and Debt Service Reserve Account 47
22.4 Control of the Offshore Proceeds Account following Event of Default 49
22.5
Provisions relating to the Offshore Proceeds Account and the Debt Service Reserve
Account
49
22.6        Hedging Arrangements
50
22.7 Term of undertakings 50
23.
Events of Default
51
23.1 Events of Default 51
23.2 Consequences of an Event of Default 54
23.3        Review Event
54
24.          Indemnities
55
25.
Interest on overdue amounts
56
25.1 Accrual and payment 56
25.2        Rate
56
26.          Currency
indemnity
56
26.1        General
56
26.2        Reimbursement
57
27.          Control
accounts
57
28.          Expenses
57
29.          Stamp
duties
57
30.          Set-off
57
31.
Waivers, remedies cumulative
58
32.
Severability of provisions
58
33.
Survival of representations
58
34.
Indemnities and reimbursement obligations
58
35.          Moratorium
legislation
59
36.          Consents
and
opinions
59

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37.          Assignments
59
37.1 Assignment by Borrower 59
37.2 Assignment by Financiers 59
37.3 Borrowers' consent not required 60
37.4        Substitution
certificates 60
37.5        Disclosure
60
37.6 No increased costs 61
37.7        No
illegality 61
38.
Relationship of Financiers to Agent and Security Trustee
61
38.1        Authority
61
38.2 Instructions; extent of discretion 61
38.3 No obligation to investigate authority 62
38.4 Agent not a fiduciary 62
38.5        Exoneration
62
38.6        Delegation
62
38.7 Reliance on documents and experts 62
38.8        Notice
of transfer 63
38.9        Notice
of default 63
38.10      Agent as Financier and banker
63
38.11      Indemnity to Agent
63
38.12      Independent investigation of credit
63
38.13      No
monitoring 64
38.14      Information
64
38.15      Replacement
of Agent 64
38.16      Amendment of Finance Documents
65
39.          Proportionate
sharing
65
39.1        Sharing
65
39.2 Refusal to join in action 66
40.          Agent
dealings
66
41.          Notices
66
42.          Authorised
officers
66
43.
Governing law and jurisdiction
67
43.1        Governing
Law 67
43.2 Service of process 67
44.         Counterparts
67
45.         Acknowledgement
by
Borrowers
67
46.         Confidentiality
67
46.1        Confidentiality
67
46.2        Permitted
disclosure 67
46.3        Notice
of disclosure 68
46.4 Survival of obligation 68
Schedule 1
72
LC Participants 72
Schedule 2
73

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Material Contracts 73
Schedule 3
74
Repayment Schedule 74
Annexure A
75
Drawdown Notice 75
Annexure B
77
Selection Notice 77
Annexure C
79
Form of Project Debt Facility LC (Clause 10.3(b)) 79
Annexure D
82
Form of Working Capital Facility LC (Clause 10.3(c)) 82
Annexure E
85
Verification Certificate 85
Annexure F
87
Substitution Certificate 87

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Date
20 March 2006
Parties
1.
DRD (Porgera) Limited, incorporated in PNG, with company number 114729c of Level 5,
Defens Haus, Corner Hunter Street and Champion Parade, Port Moresby (DRD Porgera) and
Tolukuma Gold Mines Limited, incorporated in PNG, with company number 1-16395 of
Level 5, Defens Haus, Corner Hunter Street and Champion Parade, Port Moresby
(Tolukuma) (each of DRD Porgera and Tolukuma being a Borrower).
2.
Australia and New Zealand Banking Group (PNG) Limited incorporated in PNG, with of
Level 3, Defens Haus, Corner Hunter Street and Champion Parade, Port Moresby (the
Primary Lender).
3.
The Banks and Financial Institutions named in Schedule 1 (each an LC Participant).
4.
ANZ Fiduciary Services Pty Ltd (ABN 91 100 709 493) of Level 12, 530 Collins Street,
Melbourne, Victoria 3000 (the Security Trustee).
5.
Australia and New Zealand Banking Group Limited (ABN 11 005 357 522) of Level 17,
530 Collins Street, Melbourne, Victoria, 3000 (the Agent).
Recitals
The Borrowers have requested:
A The Primary Lender to provide the Borrowers with a Project Debt Facility of up to
US$35,000,000 and a Working Capital Facility of up to $7,000,000.
B The LC Participants to provide the Borrowers with a letter of credit facility to support the amount outstanding to the Primary Lender in respect of the Project Debt Facility and the
Working Capital Facility,
on the terms and conditions of this Agreement.
It is agreed as follows.
1.
Definitions and Interpretation
1.1 Definitions
The following definitions apply unless the context requires otherwise.
Accommodation Date means a Drawdown Date or a Selection Date.
Account Bank means Australia and New Zealand Banking Group Limited.

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Accounting Principles means generally accepted accounting practice as defined in s172 of the
Companies Act.
Accounts means profit and loss accounts, balance sheets and cashflow statements together with any statements, reports (including any directors' and auditors' reports) and notes attached to or intended to be read with any of them.
Additional Security means the Security Interests created or existing under the Additional Security
Documents.
Additional Security Documents means:
(a) the Porgera Tenement Mortgage;
(b) the Porgera Project Charge;
(c) the Porgera Tripartite Deed; and
(d)
any other document entered into by DRD Porgera in respect of its Porgera Interest as a result of the discharge by it of the undertaking contained in clause 22.1(aa).
Anniversary of any day shall mean the day falling twelve months after such day.
Associate in relation to an entity means:
(a) a Related Entity of that entity;
(b)
an entity, or the trustee or manager of a trust, which has a Controlling Interest in that entity, or a Related Entity of that entity;
(c) a Related Entity of an entity included in paragraph (b) or (e);
(d)
a director of that entity or of an entity included in paragraph (a), (b) or (c) of the manager or of the trustee of any trust included in paragraph (a), (b) or (c) or a spouse, child, parent or sibling of that director;
(e)
a corporation, or the trustee or manager of a trust, in which one or more entity or person mentioned in paragraph (a), (b), (c), (d), (e), (f) or (g) alone or together has a Controlling
Interest;
(f)
the trustee of a discretionary trust of which an entity or person included in paragraph (a),
(b), (c), (d), (e) or (g) is a beneficiary (whether or not through one or more other discretionary trusts); or
(g)
an entity of which a director of that entity or a Related Entity of that entity is also a director.
For the purposes of this definition:
(i)
where a person is a beneficiary of a discretionary trust, that person will be taken to own, and control, all the assets of that trust;
(ii)
director has the meaning given in the Corporations Act 2001; and
(iii)
a person has a Controlling Interest in a corporation or trust if:
(A)
the corporation or its directors, or the trustee or manager of the trust or its directors, are accustomed, or under an obligation, whether formal or informal, to

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act in accordance with the directions, instructions or wishes of that person or of that person in concert with others; or
(B)
the person has a relevant interest (as defined in the Corporations Act 2001) in total in more than 20% of the issued or voting shares, units or other interests in the corporation or trust (in number, voting power or value) or would have that relevant interest if any rights were exercised to subscribe for, or acquire or convert into, shares, units or other interests which are issued or unissued. The definition of relevant interest applies as if units or other interests were shares.
Authorisation includes:
(a)
any consent, authorisation, registration, filing, lodgement, agreement, notarisation, certificate, permission, licence, approval, authority or exemption from, by or with a
Government Agency; or
(b)
in relation to anything which will be fully or partly prohibited or restricted by law if a
Government Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.
Authorised Investment means any full recourse monetary obligation denominated in (or hedged into) US dollars or Kina and payable in full, or readily marketable, within six months of its acquisition which is owed or guaranteed by:
(a)
Australia, the United States of America, Canada, Japan or any member of the European
Union which are rated not less than A-1, P-1 or equivalent by a Rating Agency or, in the case of obligations denominated in Kina only, PNG;
(b)
any prime bank of any jurisdiction described in paragraph (a) (but only, in the case of PNG, obligations denominated in Kina) or any branch, wherever located, of any such bank;
(c)
in the case of commercial paper, any corporation or entity the short-term obligations of which are rated not less than A-1, P-1 or equivalent by a Rating Agency; or
(d) such other investment as the Agent agrees for the purposes of clause 22.3.
Authorised Officer means:
(a)
in respect of a Relevant Company, any director or secretary, or any person from time to time nominated as an Authorised Officer by the Relevant Company by a notice to the
Agent accompanied by certified copies of signatures of all new persons so appointed; and
(b)
in respect of the Agent, a Financier or the Security Trustee, any person whose title or acting title includes the word Manager, Director, Head or Executive or cognate expressions, or any secretary or director.
Availability Period means, in respect of a Loan Facility, the period commencing on the date (the
Commencement Date) on which the conditions precedent set out in clause 20 applicable to the relevant Facility have been satisfied and ending on:
(a)
in the case of the Project Debt Facility, 31 December 2006 date as the Agent acting on the instructions of the Majority Financiers may agree in writing); and

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(b)
in the case of the Working Capital Facility, the date which is 2 years from the
Commencement Date or, if the Agent (acting on the instructions of the Majority Financiers)
in its absolute discretion agrees in writing to extend the Availability Period of the Working
Capital Facility from the Expiry Date or from each Anniversary of the Expiry Date, the date which falls twelve months after the Expiry Date or such Anniversary (as the case may be).
Base Case Financial Model means the audited base case financial model prepared by the Borrowers
(and, on Financial Close, initialled by the Borrowers and the Agent for identification) and updated by the Borrowers (in consultation with the gent) quarterly in accordance with information provided by the Borrowers.
Beneficiary Accession Deed has the meaning given to that expression in the Security Trust Deed.
Business Day means a weekday on which:
(a)
(only for the purpose of determining LIBOR) the relevant financial markets are open in
London;
(b)
(except for the purpose of determining LIBOR) banks are open for business in Melbourne,
Johannesburg and Port Moresby; and
(c)
in the case of determining the length of a Funding Period or where a payment is to be made banks are open for business in Melbourne.
Cashflow Available for Debt Service (or CFADs) means, for any period, the sum of all amounts received or, as appropriate, projected in the Base Case Financial Model and shown against the line
Cashflow Available for Debt Service to be received by the Borrowers during that period.
Central Bank means the Bank of Papua New Guinea.
Charge means:
(a)
the deed of charge dated on or about the date of this Agreement between DRD Porgera and the Security Trustee over all of the assets and undertaking of DRD Porgera other than its
Porgera Interest and the property charged under the WA DRD Porgera Charge;
(b)
the WA DRD Porgera Charge;
(c)
the deed of charge dated on or about the date of this Agreement between Tolukuma and the
Security Trustee over all of the assets and undertaking of Tolukuma; other than the property charged under the WA Tolukuma Charge;
(d)
the WA Tolukuma Charge; and
(e)
the deed of charge dated on or about the date of the Agreement between DRD Isle of Man and the Security Trustee over all of the assets and undertaking of DRD Isle of Man other than DRD Isle of Man's interest in certain gold call options and the shares of Fortis
Limited.
Change of Control means circumstances where control (direct or indirect) of any of the Borrowers or any of the Borrowers' respective interests in the property and assets of the Projects is altered from that subsisting as at the date of this Agreement, including where that change arises by way of share sale, share issue, merger or consolidation, reconstruction, asset acquisition or disposal, exercise of rights under the Joint Venture Documents or any other agreement, arrangement or understanding, or by any other means whatsoever (including agreement to enter into any of these transactions).

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Collateral Security means any Security Interest, Guarantee or other document or agreement (other than an Additional Security Document) at any time created or entered into as security for any
Secured Money.
Commitment means:
(a) in relation to the Primary Lender:
(i) in respect of the Project Debt Facility, US$35,000,000; and
(ii) in respect of the Working Capital Facility, US$7,000,000; and
(b)
in relation to an LC Participant and the LC Facility, the participation in the Maximum
Liability under the Letters of Credit issued in accordance with clause 10.1, the proportion in respect of which (when expressed as a percentage of all such participations) is set out opposite its name in Schedule 1,
in each case as reduced or cancelled under this Agreement.
Companies Act means the Companies Act 1997 of PNG.
Completion has the meaning given to that expression in the Share Sale Agreement.
Corporate Taxes means any Tax imposed by a Government Agency of PNG on a Borrower.
Debt Outstanding has the meaning given in clause 22.2.
Debt Service Reserve Account means the bank account styled 'DRD Porgera and Tolukuma Debt
Service Reserve Account' in the name of DRD Porgera and Tolukuma established in [Melbourne]
with the Account Bank with account number [#] or any replacement account approved by the Agent acting on the instructions of the Majority Financiers.
Disclosure Letter means the letter dated on or about the date of this Agreement from the Borrowers to the Financiers qualifying certain of the representations and warranties contained in clause 21.1 which is in form and substance satisfactory to the Agent acting on the instructions of the Majority
Financiers.
Discount Rate means, on any date, LIBOR plus 2.10% pa.
Distribution Account means the bank account in the name of the Borrowers established in
[Melbourne] with the Account Bank with account number [ ].
Drawdown Date means each date on which a Loan under this Agreement is or is to be drawn.
Drawdown Notice means the notice under clause 4.1.
DRDGold means DRD Gold Limited (ARBN 086 277 616) a company incorporated in the Republic of South Africa.
DRD Isle of Man means DRD (Isle of Man) Limited incorporated in the Isle of Man with company number 094445C.
DRD Offshore means DRD (Offshore) Limited incorporated in the Isle of Man with company number 114729C.
DSCR, in respect of a Quarter Date, means CFADS for the prior four Quarters the most recent of which ends on that Quarter Date divided by the aggregate of all scheduled principal repayments and

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other financing costs (including interest payments, payments of political risk premia and hedging costs) for the same four Quarters the most recent of which ends on that Quarter Date.
Eligible Cash Call Requirements means all cash calls made on DRD Porgera by the Operator under the Joint Venture Documents in respect of its Porgera Interest.
Emperor means Emperor Mines Limited (ACN 007 508 787).
Emperor Transaction means the steps, actions and transactions involving a Security Provider or an
Associate of a Security Provider related to the proposed acquisition by Emperor of all of the shares of DRD Isle of Man and the proposed issue of shares in Emperor to DRD Offshore, all as more particularly described in the letter from the Guarantor to the Agent dated on or about the date of this
Agreement.
Environmental Law means a law or a provision of a law, which relates to an aspect of planning or the environment or occupational health.
Event of Default means any of the events specified in clause 23.1.
Excess Cashflow means, as at a Repayment Date, any amount standing to the credit of the Offshore
Proceeds Account after application of the amounts referred to in clause 22.3(c)(i) to (vi).
Excluded Shareholder Loan means:
(a)
an unsecured loan from DRD Isle of Man to DRD Porgera in respect of which at the date of this Agreement the amount of US$7,212,000 is outstanding;
(b)
an unsecured loan from DRD Isle of Man to Tolukuma in respect of which at the date of this Agreement the amount of US$10,548,000 is outstanding.
Excluded Tax means a Tax on the net income of the Primary Lender.
Facility means a Loan Facility or the LC Facility provided under clause 10 utilising the respective
Commitments.
Final Repayment Date means in relation to the Project Debt Facility, 31 December 2011 (or such earlier date on which all Loans in respect of the Project Debt Facility are fully and finally repaid).
Finance Debt means any indebtedness, present or future, actual or contingent in respect of money borrowed or raised or any financial accommodation whatever. It includes such indebtedness under or in respect of a negotiable or other financial instrument, Guarantee, interest, gold or currency exchange, hedge or other similar arrangement (but only on close out of that exchange, hedge or arrangement), redeemable share (other than, in relation to Tolukuma, a redeemable share on issue as at the date of this Agreement), share the subject of a Guarantee, discounting arrangement, finance or capital lease, hire purchase, deferred purchase price (for more than 60 days) of an asset or service or an obligation to deliver goods or other property or provide services paid for in advance by a financier or in relation to another financing transaction.
Finance Document means:
(a)          this Agreement;
(b)          each  Letter of Credit;
(c)           each Security Document;
(d)           the PRI Contract;

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(e)
the Subordination Deed;
(f)
the Sponsor Guarantee;
(g)
the Guarantor Accession Deed;
(h)
any Hedging Arrangement with the Primary Lender or a Related Entity of the Primary
Lender;
(i)
any other document the Borrowers and the Agent agree is to be a Finance Document for the purposes of this Agreement; or
(j)
a document or agreement entered into or executed by or on behalf of a Relevant Company under or in connection with, or for the purpose of amending or novating, any of the above.
It includes a written undertaking by or to a party or its lawyers under or in relation to any of the above.
Financial Close means the date on which all conditions precedent set out in clause 20 have been satisfied or waived and the first Loan is drawn down.
Financier means the Primary Lender or an LC Participant.
Funding Period means, in relation to a Loan, a period for the fixing of interest rates for that loan.
In each case, the period commences on the Drawdown Date of that Loan or the Selection Date of that Loan and has a duration selected under clause 7.
Government Agency means any government or any governmental, semi-governmental or judicial entity or authority (including the Central Bank). It also includes any self-regulatory organisation established under statute or any stock exchange.
GST means any goods and services or similar tax, together with any related interest, penalties, fines or other charge.
Guarantee means any guarantee, indemnity, letter of credit, legally binding letter of comfort or suretyship. It includes any other obligation or irrevocable offer (whatever called and of whatever nature):
(a)
to pay or to purchase;
(b)
to provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities, the purchase of assets, rights or services, or otherwise) for the payment or discharge of;
(c)
to indemnify against the consequences of default in the payment of; or
(d)
to be responsible otherwise for,
an obligation or debt of another person, a dividend, distribution, capital or premium on shares, stock or other interests, or the solvency or financial condition of another person.
Guarantor means:
(a)
unless and until Emperor has acceded to the Sponsor Guarantee as the Guarantor in accordance with the Sponsor Guarantee and all pre-conditions to that accession have been satisfied, DRDGold; and
(b)           thereafter,  Emperor,

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but in either case only for as long as the obligations of DRDGold or Emperor, as the case may be, in respect of the guarantee contained in the Sponsor Guarantee have not been released in accordance with the terms of the Sponsor Guarantee.
Guarantor Accession Deed has the meaning given to that expression in the Sponsor Guarantee.
Hedging Arrangements means interest rate, foreign exchange and gold hedging arrangements entered into by a Borrower from time to time in accordance with clause 22.6 (Hedging
Arrangements).
Hedging Counterparty means Australia and New Zealand Banking Group Limited in its capacity as a party to a Hedging Arrangement or any other counterparty to a Hedging Arrangement having a long term credit rating of not less than A (as at the date of the relevant Hedging Arrangement) from
Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc (or an equivalent rating from another Rating Agency).
Independent Engineer means any independent engineer appointed by the Agent (acting on the instructions of the Majority Financiers) in consultation with the Borrowers to prepare in respect of the Projects the technical report contemplated in clause 20.1(r) and to report to the Agent at such times as the Agent (acting on the instructions of the Majority Financier) may reasonably require as to whether each of the Projects is operating and is being managed in accordance with good engineering and operating practice.
Interest Payment Date means, in relation to a Loan, the last day of the Funding Period for that
Loan.
Joint Venture Documents means any document which is material to the conduct of the business and operations of the Porgera Project and any document which evidences the Porgera Interest. It includes each of the JVOA.
JVOA means the Joint Venture Agreement dated 31 July 1979 between Placer (PNG) Pty Limited,
Mount Isa Mines Limited and Consolidated Gold Fields Australia Limited as amended by a Joint
Venture Accession and Amendment Agreement dated 21 March 1990 between Placer (PNG) Pty
Limited, Highlands Gold Property Pty Ltd, RGC (Papua New Guinea) Pty Limited and Mineral
Resources Porgera Pty Limited (Highlands Gold Property Pty Ltd and RGC (Papua New Guinea)
Pty Limited having succeeded to the rights and obligations of Mount Isa Mines Limited and
Consolidated Gold Fields Australia Limited respectively under the first mentioned agreement).
LC Facility means the facility provided by the LC Participants under clause 10 to support all of the
Loans made by the Primary Lender.
Lending Office means:
(a)
in relation to the Primary Lender, its address as specified at the beginning of this
Agreement; and
(b)
in relation to an LC Participant, the office of that LC Participant set out against its name in
Schedule 1,
or another office designated by a Financier as a Lending Office for the purpose of this Agreement by notice to the Agent and the Borrowers.

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Letter of Credit means:
(a) the Project Debt Facility LC; or
(b) the Working Capital Facility LC,
and includes any replacement of either of these instruments in accordance with this Agreement.
LIBOR in respect of a period including a Funding Period means:
(a)
the rate determined by the Agent to be the arithmetic mean of the rates displayed on the
Reuters screen LIBOR 01 page for US dollars for a term equivalent to that period for value on the first day of that period; or
(b) if:
(i) for any reason there are no rates displayed for a term equivalent to that period; or
(ii) the basis on which those rates are displayed is changed and in the opinion of the
Agent those rates cease to reflect the Primary Lender's cost of funding to the same extent as at the date of this Agreement,
the rate determined by the Agent to be the average of the rates quoted to it by three leading banks selected by it in the London interbank market at or about 11am (London time) two
Business Days before that period for the making of deposits in US dollars with the Agent for a term comparable to that period. If one or more leading banks fails to supply offered rates the Agent will determine the rate using the rates supplied by the remainder.
Each arithmetic mean will be rounded up, if necessary, to the nearest four decimal places.
Liquidation includes receivership, compromise, arrangement, amalgamation, administration, reconstruction, winding up, dissolution, assignment for the benefit of creditors, liquidation under
Part XVIII of the Companies Act, insolvency or bankruptcy.
LLCR means at any time, the most recent loan life cover ratio determined under clause 22.2.
Loan means each loan under this Agreement utilising the Project Debt Facility or the Working
Capital Facility which has the same Funding Period and Selection Date.
Loan Facility means:
(a) the Project Debt Facility; or
(b) the Working Capital Facility.
Majority Financiers means LC Providers whose Commitments are more than two thirds of the total
Commitment.
Margin means, in respect of a Loan utilising the Project Debt Facility, 0.2% pa and in respect of a
Loan utilising the Working Capital Facility, 0.2%.
Material Adverse Effect means a material adverse effect on:
(a)
the ability of a Relevant Company to perform its obligations in relation to those Finance
Documents to which it is a party;
(b) the security of a Financier; or
(c) the financial condition or business of a Borrower.

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Material Contract means:
(a)
each contract or agreement to which DRD Porgera or Tolukuma is a party listed in
Schedule 2; and
(b)
each other contract or agreement entered into by DRD Porgera or Tolukuma after the date of this Agreement which is material to the operation of its business, the ownership and use of, and access to, its assets and properties and the derivation of Proceeds.
Material Contract Tripartite Agreement means each deed of acknowledgment and consent entered into between DRD Porgera or Tolukuma (as the case may be), the Security Trustee and a counterparty to a Material Contract pursuant to which the counterparty consents to, and acknowledges, the execution by DRD Porgera or Tolukuma (as the case may be) of the applicable
Security Document creating in favour of the Security Trustee a Security Interest over the rights of
DRD Porgera or Tolukuma (as the case may be) under that Material Contract.
Maximum Liability means at any time:
(a)
in respect of a Project Debt Facility LC which has not expired or been released, the US$
amount for which the LC Participants are liable if a drawing were to be made in accordance with that Letter of Credit at that time; and
(b)
in respect of a Working Capital Facility LC which has not expired or been released, the
US$ amount for which the LC Participants are liable if a drawing were to be made in accordance with that Letter of Credit at that time.
Net Producing Cashflow has the meaning given to it in clause 22.2(a) (Determination of LLCR).
Offshore Proceeds Account means the bank account or accounts styled 'DRD Porgera and
Tolukuma – Offshore Proceeds Account' in the name of DRD Porgera and Tolukuma established in
[Melbourne] with the Account Bank with account numbers to be notified in writing by the Agent acting on the instructions of the Majority Financiers.
Operator means Placer (PNG) Pty Limited.
Permitted Dividend means a dividend not exceeding the amount of US$18,000,000 declared in respect of the profits of DRD Porgera and payable to DRD Isle of Man.
Permitted Security Interest means a security interest permitted by clause 22.1(n) (Negative Pledge).
Placer Consent Deed means the consent deed dated on or about the date of this Agreement between
Placer Dome (PNG) Limited, DRD Porgera and the Security Trustee pursuant to which Placer Dome
(PNG) Limited agrees, amongst other things, to use its reasonable endeavours to notify the Security
Trustee of any default by DRD Porgera under the JVOA.
PNG means Papua New Guinea.
Political Risk Insurance means the political risk insurance cover set out in the PRI Contract and the
PRI Insurer.
Porgera Interest means the "Percentage Interest" (as that term is defined in the JVOA) of DRD
Porgera in the "Property" and "Production" (as those terms are defined, respectively in the JVOA)
derived from operating the gold mine in the area in PNG covered by the Porgera Tenements.

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Porgera Project means the operating gold mine situated in the Enga Province in the Western
Highlands of PNG and operated by the Operator for the parties to the JVOA pursuant to Special
Mining Lease IP.
Porgera Project Charge means, if the consent referred to in clause 22.1(aa) is able to be obtained and the Security Interests contemplated by that clause are granted, a deed of charge entered into after the date of the Agreement between DRD Porgera and the Security Trustee pursuant to which the Porgera Interest is charged to the Security Trustee.
Porgera Tenement Mortgage means, if the consent referred to in clause 22.1(aa) is able to be obtained and the Security Interests contemplated by that clause are granted, a tenement mortgage entered into after the date of this Agreement between DRD Porgera and the Security Trustee pursuant to which DRD Porgera's participating interest in the Porgera Tenements arising under the
Joint Venture Documents is mortgaged to the Security Trustee.
Porgera Tenements means the mining tenements in PNG held by the Operator for the parties to the
JVOA being Special Mining Lease IP and Explorations Licences 454 and 858.
Porgera Tripartite Deed means if the Porgera Tenement Mortgage and the Porgera Project Charge
are granted, a deed of acknowledgment and consent entered into after the date of this Agreement between DRD Porgera, the Security Trustee, each of the other joint venturers and participants in the joint venture constituted under the JVOA and pursuant to which those joint venturers and participants consent to, and acknowledge, the execution by DRD Porgera of the Additional Security
Documents and the powers exercisable by the Security Trustee in relation thereto.
Potential Event of Default means anything which with the giving of a notice, the expiry of an applicable grace period or both would become an Event of Default.
PRI Contract means the insurance contract in respect of the Political Risk Insurance.
PRI Insurer means the person or persons providing insurance cover contained in the PRI Contract.
Principal Outstanding means the total principal amount of all outstanding Loans.
Proceeds means:
(a)
all proceeds arising from the sale, by or on behalf of, the Borrowers of gold ore, concentrates and refined product produced by or for the Borrowers or derived from the operation of the Projects;
(b)
all moneys received from the Loans;
(c)
all moneys derived from any Authorised Investments made or acquired by the Borrowers;
(d)
all moneys derived from insurances held by the Borrowers in respect of the Projects;
(e)
all other receipts of, or for the account of, the Borrowers in any way arising or derived from or with respect to the assets and properties of the Borrowers (including the assets and properties of the Projects).
Project means the Porgera Project or the Tolukuma Project.
Project Debt Facility means the loan facility made available to the Borrowers by the Primary
Lender under this Agreement up to the amount of its Commitment.

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Project Debt Facility LC means an irrevocable letter of credit issued by the Agent on behalf of the
LC Participants under clause 10.1(a) of this Agreement.
Project Life Cover Ratio or PLCR means, on any Quarter Date, the net present value of CFADS for the period from that date to the end of the then current forecast life of the Projects discounted at the
Discount Rate at that date divided by the Total Commitment (drawn and undrawn) at that date.
Projected DSCR means, in respect of a Quarter Date, the CFADS projected from that date for the next four Quarters divided by the aggregate of all scheduled principal repayments and other financing costs (including interest payments, payments of political risk premia and hedging costs)
projected for the next four Quarters.
Quarter means a calendar quarter.
Quarter Date means the last Business Day of a Quarter.
Quarter Debt Service means, in relation to any day in a Quarter, the amount equal to the aggregate of:
(a)
the sum of the interest and fees payable in respect of Loans and the Letters of Credit, respectively in that Quarter; and
(b)
the Scheduled Repayment payable in that Quarter.
Rating Agency means any one of Moody's Investors Service, Inc, Standard & Poor's Rating
Services, a division of The McGraw-Hill Companies, Inc or Fitch Credit Rating Co.
Related Entity means an entity which is related within the meaning of s2(3) of the Companies Act, but as if subsidiary has the meaning given in this Agreement and corporation includes any entity or a trust.
Relevant Company means:
(a)           each Borrower;
(b)          the Guarantor;
(c)
DRD Isle of Man; or
(d)
another person who the Agent and the Borrowers agree is to be a Relevant Company for the purposes of this Agreement.
Repayment Date means in relation to the Project Debt Facility:
(a)
31 March 2007;
(b)
each following Quarter Date until the Final Repayment Date; and
(c)
the Final Repayment Date.
Reserve Life Cover Ratio or RLCR means, on any Quarter Date, all saleable and proved and probable reserves of gold projected to be available from operating the Projects divided by so much of the saleable proved and probable reserves of gold projected to be mined under the mining plans for the Projects up to the Final Repayment Date (in each instance the proved and probable reserves being measured in accordance with the Australasian Code for Reporting of Exploration Results,
Mineral Resources and Ore Reserves otherwise known as the JORC Code).

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Reserves Report means the [annual] report prepared by Tolukuma or Tolukuma's independent engineer as to the reserves of gold available for mining by operating the Tolukuma Project.
Review Event means an event specified in clause 16.3 or an event specified in clause 23.3.
Risk Management Policy means the risk management policy established by the Borrowers for, among other things, the hedging of interest rates, gold prices and currency exchange rates, as provided to the Agent prior to Financial Close, and following any update or other change to the policy as required under clause 22.6(b)(ii).
Same Day Funds means US dollar funds settled through the New York Clearing House Interbank
Payments System (or another manner of payment in US dollars specified by the Agent to the
Borrowers and the Financiers as being customary at the time for the settlement of international transactions of the type contemplated by this Agreement).
Secured Money means all money which a Security Provider (whether alone or not) is or at any time may become actually or contingently liable to pay to or for the account of a Financier (whether alone or not) for any reason whatever under or in connection with a Finance Document.
It includes money by way of principal, interest, fees, costs, indemnities, charges, duties or expenses or payment of liquidated or unliquidated damages under or in connection with a Finance Document, or as a result of a breach of or default under or in connection with a Finance Document.
Where a Borrower would have been liable but for its Liquidation, it will be taken still to be liable.
Security Document means:
(a) the Security Trust Deed;
(b)           each
Charge;
(c) the Tolukuma Tenement Mortgage;
(d) the Share Mortgage;
(e) each Material Contract Tripartite Agreement;
(f) the Placer Consent Deed;
(g) each Additional Security Document;
(h) any Collateral Security;
(i) any Beneficiary Accession Deed; and
(j)
any other document which the Borrowers and the Agent designates in writing to be a
Security Document for the purposes of this Agreement.
Security Interest includes any mortgage, pledge, lien or charge or any security or preferential interest or arrangement of any kind in respect of, or relating to, an asset of a person. It includes:
(a)
the deposit or a margin call with, or the giving of any other preferential position to, a counterparty under a hedge arrangement;
(b) anything which gives a creditor priority to other creditors with respect to any asset; and
(c)
retention of title other than in the ordinary course of day-to-day trading and a deposit of money by way of security,

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but it excludes a charge or lien arising in favour of a Government Agency by operation of statute unless there is default in payment of moneys secured by that charge or lien.
Security Provider means each person which has granted a Security Interest or a Guarantee to the
Security Trustee under the Finance Documents.
Security Trust Deed means the deed so entitled dated on or about the date of this Agreement between the Borrowers, DRD Isle of Man, DRDGold and the Security Trustee, as amended, acceded to, novated or supplemented from time to time.
Selection Date means the last day of a Funding Period.
Selection Notice means in respect of a Loan made utilising the Project Debt Facility a notice under clause 5 (Selection Notices).
Share means, in respect of the Maximum Liability under a Letter of Credit, the proportion which the
LC Participant's participation in the LC Facility bears to all participations in the LC Facility.
Share Mortgage means the mortgage dated on or about the date of this Agreement granted by
DRD Isle of Man in favour of the Security Trustee over all the shares in DRD Porgera and
Tolukuma.
Shareholder Loans means an unsecured loan made or to be made by DRD Isle of Man to DRD
Porgera or Tolukuma.
Share Sale Agreement means the agreement so entitled dated 16 November 2005 between DRD
Offshore, DRDGold and Emperor.
Scheduled Repayment has the meaning given to that expression in clause 15.1(a).
Subordination Deed means the deed of subordination dated on or about the date of this Agreement between DRD Isle of Man, the Borrowers, the Agent and the Security Trustee pursuant to which
Shareholder Loans (other than the Excluded Shareholder Loans) are subordinated in right of payment to the Secured Money.
Subsidiary has the meaning given in section 5 of the Companies Act 2001 but so that:
(a)
an entity will also be deemed to be a Subsidiary of a company if it is controlled by that company (expressions used in this paragraph have the meanings given for the purposes of section 5 of the Companies Act 2001);
(b)
a trust may be a Subsidiary, for the purposes of which a unit or other beneficial interest will be regarded as a share; and
(c)
a corporation or trust may be a Subsidiary of a trust if it would have been a Subsidiary if that trust were a corporation.
Tax includes any tax, levy, impost, deduction, charge, rate, duty, compulsory loan or withholding which is levied or imposed by a Government Agency, and any related interest, penalty, charge, fee or other amount.
Tenements means:
(a) the Porgera Tenements;
(b)          the Tolukuma Tenements;

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(c)
all mining and mineral rights, titles and tenements and such other grants, licences, easements or authorities within the area of any of the tenements referred to in paragraph (a)
or (b) of whatever nature or interest to which a Borrower may become legally or beneficially entitled whether in whole or in part;
(d)
any tenement (including any mining licence) granted or deemed to have been granted to a
Borrower in respect of the land area that is the subject of the licences included in (a) or (b);
and
(e)
any renewal, extension or substitution of any such tenement, and where the context permits, includes the document or certificate under which the tenement was granted.
Tolukuma Operating Costs means the costs of operating the Tolukuma Project in accordance with good operating and engineering practice as reflected in the Base Case Financial Model.
Tolukuma Project means the operating gold mine situated in the Central Province in PNG and operated by Tolukuma pursuant to ML104.
Tolukuma Proved and Probable Reserves means, at any time, the amount of the proved and probable reserves of gold available for mining by operating the Tolukuma Project in accordance with Tolukuma's annual production plan and operating and capital budgets as disclosed in the most recent Reserves Report and incorporated in the Base Case Financial Model.
Tolukuma Tenement Mortgage means the tenement mortgage entered into on or about the date of this Agreement between Tolukuma and the Security Trustee pursuant to which the Tolukuma
Tenements are mortgaged to the Security Trustee.
Tolukuma Tenements means the mining tenements in PNG held by Tolukuma being Mining Lease
104 and Exploration Licences 580, 683, 894, 1264, 1271, 1284, 1297, 1327, 1352, 1366 and 1379.
Total Commitment means, at any time, the aggregate of all Commitments in respect of the Loan
Facilities at that time.
Transaction Document means:
(a)
a Finance Document;
(b)
a Joint Venture Document; or
(c)
a Material Contract.
Undrawn Commitment means:
(a)
in respect of the Project Debt Facility, the Commitment for the Project Debt Facility less the total principal amount of all Loans made under the Project Debt Facility; and
(b)
in respect of the Working Capital Facility, the Commitment for the Working Capital
Facility less the total principal amount of all Loans made under the Working Capital
Facility.
Working Capital Facility means the loan facility made available to the Borrowers by the Primary
Lender under this Agreement up to the amount of its Commitment.
Working Capital Facility LC means an irrevocable letter of credit issued by the Agent on behalf of the LC Participants under clause 10.1(b) of this Agreement.

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1.2          Interpretation
Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.
(a) The singular includes the plural and the converse.
(b) A gender includes all genders.
(c)
Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.
(d)
A reference to a person, corporation, trust, partnership, unincorporated body or other entity includes any of them.
(e)
A reference to a clause , annexure or schedule is a reference to a clause of, or annexure or schedule to, this Agreement.
(f)
A reference to a party to this Agreement or another agreement or document includes the party's successors and permitted substitutes or assigns.
(g)
A reference to legislation or to a provision of legislation includes a modification or re-
enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.
(h)
A reference to writing includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.
(i)
A reference to conduct includes an omission, statement or undertaking, whether or not in writing.
(j)
Mentioning anything after include, includes or including does not limit what else might be included.
(k)
A Potential Event of Default or an Event of Default subsists or continues until (in either case) it has been cured or waived in writing by the Agent acting on the instructions of the
Majority Creditors or, in the case of a Potential Event of Default only, it has become an
Event of Default.
(l)
US$ or US dollars means the lawful currency of the United States of America.
1.3          Document
or
agreement
A reference to:
(a)          an agreement includes a Security Interest, Guarantee, undertaking, deed, agreement or legally enforceable arrangement whether or not in writing; and
(b)          a document includes an agreement (as so defined) in writing or a certificate, notice, instrument or document.
A reference to a specific agreement or document includes it as amended, novated, supplemented or replaced from time to time, except to the extent prohibited by this Agreement.

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1.4
Determination, statement and certificate
Except where otherwise provided in this Agreement any determination, statement or certificate by the Agent or an Authorised Officer of the Agent provided for in this Agreement is sufficient evidence unless proven wrong.
1.5
Listing requirements included as law
A listing rule or business rule of a stock exchange (as defined in the Companies Act) will be regarded as a law.
1.6
Agent's failure to notify
Unless otherwise provided in this Agreement, failure by the Agent to give any notice of anything to a Borrower, the Guarantor or DRD Isle of Man will not affect the obligations of the Borrowers in any way.
1.7          Obligations several
The respective obligations and rights of the Financiers under this Agreement are several and:
(a)
failure of a Financier to carry out its obligations does not relieve any other Financier of its obligations;
(b)
no Financier will be responsible for the obligations of any other Financier or the Agent or the Security Trustee; and
(c)
subject to the provisions of the Finance Documents, each Financier may separately enforce its rights under any Finance Document.
1.8          GST
All payments to be made by a Borrower under or in connection with any Finance Document have been calculated without regard to GST.
(a)
If all or part of any such payment is the consideration for a taxable supply for GST purposes then, when a Borrower makes the payment:
(i)
it must pay to the relevant Financier an additional amount equal to that payment
(or part) multiplied by the appropriate rate of GST (currently 10%); and
(ii)
the relevant Financier will promptly provide to the Borrower a tax invoice complying with the relevant GST legislation.
(b)
Where under any Finance Document a Borrower is required to reimburse or indemnify for an amount, it will pay the relevant amount (including any sum in respect of GST) less any
GST input tax credit the relevant Financier is entitled to claim in respect of that amount.
1.9          Joint and Several Liability of each Borrower
Despite any other provisions of this Agreement or any other Finance Document, the obligations of the Borrowers under this Agreement (whether to pay money or otherwise) are joint and several.

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2.            Purpose
Each Borrower shall use each of the Facilities for the following purposes:
(a)
the net proceeds of all Loans provided to it under the Project Debt Facility to:
(i)
repay the Excluded Shareholder Loans;
(ii)
pay a Permitted Dividend out of which DRD Isle of Man on receipt of that
Permitted Dividend may, amongst other uses, repay Finance Debt owing by it to
Investec Bank (Mauritius) Limited;
(iii)
meet the working capital requirements of the Projects or its participating share of such requirements; or
(iv)
pay amounts payable under clauses 13 and 28 of this Agreement;
(b)
the net proceeds of all Loans provided to it under the Working Capital Facility to meet its general working capital requirements but on no account may any such Loans be used for the purpose of paying interest, fees payable in respect of the Project Debt Facility LC or repaying or prepaying principal in respect of Loans provided to it under the Project Debt
Facility; and
(c)
a Letter of Credit may only be issued under the LC Facility to secure the obligations of a
Borrower under a Loan.
3.            Facility
3.1
Advance of Loans
(a)
Subject to this Agreement, when a Borrower requests a Loan under a Drawdown Notice utilising the Project Debt Facility or the Working Capital Facility, the Primary Lender
through its Lending Office will provide that Loan to the Agent by 11am (local time in the place of payment) on the Drawdown Date in Same Day Funds.
(b)
On receipt, the Agent shall pay all amounts payable under paragraph (a) to the account specified in the Drawdown Notice.
(c)
The Primary Lender is not obliged to provide a Loan if as a result the total principal amount of its participation in all outstanding Loans would exceed its Commitment.
3.2
Working Capital Facility Repayments
(a)
A Borrower which has a Loan made using the Working Capital Facility will repay the Loan on the last day of its Funding Period except to the extent it is redrawn on that day.
(b)
If all or part of a Loan is redrawn using the Working Capital Facility on the last day of its
Funding Period, then on that day the relevant Borrower and the Primary Lender will not be obliged to repay or make available the amount of the Loan which is being redrawn.

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4.            Drawdown
Notices
4.1
When notice to be given
(a)
To make a drawing utilising the Project Debt Facility or the Working Capital Facility, a
Borrower must give to the Agent an irrevocable Drawdown Notice substantially in the form of Annexure A. That Drawdown Notice must be received by the Agent by 11am
(Melbourne time) at least 3 Business Days (or such lesser period as the Agent acting on the instructions of the Majority Financiers may agree) before the proposed Drawdown Date
(which must be a Business Day) or such later time as the Agent agrees.
(b)          A Drawdown Notice may only be delivered under paragraph (a) if, on the proposed
               Drawdown Date, the Availability Period in relation to the relevant Facility has not ended.
4.2          Notification
The Agent shall notify the Financiers promptly of the contents of a Drawdown Notice and the amount of each Loan requested.
5.           Selection
Notices
5.1
When Notice to be given
By 11am (Melbourne time) 3 Business Days (or such lesser period as the Agent acting on the instructions of the Majority Financiers may agree) before the last day of each Funding Period in respect of a Loan made to a Borrower utilising the Project Debt Facility, the Borrower shall give to the Agent an irrevocable Selection Notice unless the Borrower is obliged to repay or prepay the relevant Loan on that last day in accordance with this Agreement. The Selection Notice must be substantially in the form of Annexure B.
5.2          Failure to give Selection Notice
If a Borrower fails to give a Selection Notice in accordance with this clause in respect of the last day of the Funding Period of any Loan made to the Borrower utilising the Project Debt Facility, it will be taken to have served a Selection Notice electing to continue the Loan with a Funding Period
(subject to clause 7 (Selection of Funding Periods)) of 3 months, and making without qualification the statement set out in paragraphs (3)(a) and (b) of Annexure B.
5.3          Notification
The Agent shall notify the Financiers promptly of the contents of each Selection Notice and the amount of each Loan to be continued.
6.
Principal amount and number of Loans
6.1
Principal amount of Loans
The Borrowers shall ensure that:
(a)
the principal amount of each Loan utilising the Project Debt Facility is in a minimum amount of US$5,000,000 and is a whole multiple of US$1,000,000; and

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(b)
the principal amount of each Loan utilising the Working Capital Facility is in a minimum amount of US$500,000 and is a whole multiple of US$250,000.
6.2
Number of Loans made utilising the Project Debt Facilities
The Borrower shall ensure that there is no more than 4 Loans utilising the Project Debt Facility outstanding at any time or as otherwise agreed by the Agent.
6.3          Splitting and combination
Subject to clauses 6.1 (Principal Amount of Loans) and 6.2 (Number of Loans), the Borrower
may split or combine Loans made utilising the Project Debt Facility.
7.
Selection of Funding Periods
(a)
Subject to this clause , a Borrower may select Funding Periods of 1, 2, 3 or 6 months, or any other period otherwise agreed with the Agent.
(b)
The Borrower may select any other period agreed by the Agent and, in relation to Loans made utilising the Project Debt Facility, to enable consolidation of such Loans.
(c)
Should a Funding Period end on a day which is not a Business Day, that Funding Period will be extended to the next Business Day in the same calendar month or, if none, the preceding Business Day.
(d)
No Funding Period may extend beyond the Final Repayment Date. In the case of Loans made utilising the Project Debt Facility, a Borrower shall select Funding Periods so as to ensure that each Repayment Date coincides with the last day of Funding Periods of outstanding Loans which have a principal amount not less than the principal amount to be repaid on that day.
(e)
If a Borrower fails to select Funding Periods complying with this clause the Agent may vary any Drawdown Notice or, in the case of any Loan made utilising the Project Debt
Facility, any Selection Notice to ensure compliance.
8.             Interest
8.1
Notification of rates
The Agent shall notify the Financiers and the Borrowers of the interest rates determined under this clause as soon as they are ascertained. Failure to do so will not affect the obligations of the
Borrowers in any way.
8.2          Interest rate
Interest will accrue from day to day on each Loan for each Funding Period at the rate or rates per annum determined by the Agent to be the sum of the Margin applicable from time to time during that Funding Period and LIBOR for that Funding Period. That interest will be calculated on the basis of the actual number of days elapsed and a year of 360 days.

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8.3
Payment of interest
Unless otherwise required under this Agreement, a Borrower shall pay that accrued interest in US dollars:
(a) on the last day of the relevant Funding Period;
(b) on repayment or prepayment of all of the Loan; and
(c)
on repayment or prepayment of part of a Loan, but only to the extent of accrued interest applicable to that part of the Loan repaid or prepaid.
9.            Market disturbance
9.1
Market disturbance - Suspension Notice
Whenever, before the start of a Funding Period of a Loan:
(a) after consultation with the Primary Lender the Agent determines that:
(i)
because of circumstances affecting the relevant interbank market, adequate and fair means do not exist for ascertaining the rate of interest applicable to that Loan during that Funding Period under the preceding provisions and the definition of
LIBOR in clause 1.1 (Definitions); or
(ii)
deposits in the relevant interbank market are not available in the ordinary course of business to the Primary Lender in US dollars for a term equal to that Funding
Period; or
(b)
the Agent has received notice from the Primary Lender that, because of circumstances affecting the relevant interbank market, the cost to it of deposits obtained in that market to fund its participations in that Loan exceeds LIBOR in respect of that Funding Period, the Agent shall promptly give notice (a Suspension Notice) to the Borrowers and each Financier.
9.2
Market disturbance before drawing
If the Primary Lender receives a Suspension Notice relating to a Loan requested in a Drawdown
Notice:
(a)           (consultation) the Primary Lender and the Agent shall consult in good faith with the
Borrower with a view to agreeing an alternative basis for advancing the Loan;
(b)          (suspension of obligation) pending that consultation the Primary Lender will not be obliged to provide the Loan;
(c)          (alternative basis) if an alternative basis is agreed, it will apply in accordance with its terms; and
(d)          (cessation of notice if no agreement) if an alternative basis is not agreed within 30 days of the Suspension Notice, the obligation of the Primary Lender to provide that Loan will cease.

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9.3
Market disturbance relating to subsequent Loans
(a)          (Substitute basis) If the Primary Lender receives a Suspension Notice which relates to a
Loan made utilising the Project Debt Facility and requested in a Selection Notice, it shall:
(i) maintain its participation in the Loan; and
(ii)
in consultation with the Agent and the relevant Borrower, certify to the Agent within 30 days an alternative basis (Substitute Basis) for maintaining its participation in the Loan.
The Agent shall notify the relevant Borrower of the Substitute Basis. The relevant
Borrower shall pay interest and other amounts in accordance with the Substitute Basis.
(b)          (Nature of Substitute Basis) Without limitation, a Substitute Basis may be retroactive to the beginning of the relevant Funding Period and may include an alternative method of fixing the interest rate (which must reflect the cost to the Primary Lender of funding from other sources plus the Margin) or alternative Funding Periods for that Loan.
(c)           (Prepayment) The relevant Borrower may prepay that Loan within 30 days of being notified of the Substitute Basis. It must give at least 2 Business Days' irrevocable notice of the prepayment. At the time of prepayment it shall also pay to the Primary Lender all accrued interest and other amounts (in accordance with the Substitute Basis).
(d)          (Continuing consultation) At least monthly during the period when any Substitute Basis is in force the Agent shall consult with the relevant Borrower and the other affected parties and determine whether any of the circumstances referred to in clause 9.1 still apply.
(e)           (Revocation of Substitute Basis) If it determines those circumstances do not still apply the Agent shall notify the relevant Borrower and the other affected parties revoking the
Substitute Basis with effect from the date specified by the Agent.
9.4          Alternative basis
(a)          (Best endeavours) For the purposes of agreeing to an alternative basis of advancing, or maintaining a participation in, a Loan as contemplated under clauses 9.2(a) and 9.3(a)(ii), the Primary Lender shall use its best endeavours to locate US dollars on another US dollar interbank market to continue to fund the relevant Borrower.
(b)          (Interest rate for another interbank market) If the Primary Lender funds the relevant
Borrower from another US dollar interbank market, the Primary Lender's cost of so funding will replace LIBOR for the purpose of calculating the interest rate applicable.
10.
Letter of Credit
10.1
Issue of Letters of Credit
Subject to this Agreement, each LC Participant authorises the Agent, and the Agent agrees to issue on behalf of the LC Participant:
(a)
on the first Drawdown Date in respect of the Project Debt Facility, a letter of credit relating to that Facility ;and

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(b)
on the first Drawdown Date in respect of the Working Capital Facility, a letter of credit relating to that Facility.
10.2
Liability of LC Participants
In relation to each Letter of Credit issued by the Agent and upon receipt of a request for a drawing to be made in accordance with that Letter of Credit, each LC Participant is liable for, and agrees to pay its Share of the Maximum Liability under that Letter of Credit.
10.3        Form
Each Letter of Credit issued by the Agent is to be for the account of the Borrowers, must be issued to the Primary Lender for its benefit and must:
(a)
be expressed to be subject to the Uniform Customs and Practice for Documentary Credits
(1993 Revision, International Chamber of Commerce Publication No. 500) or any
subsequent revision of it;
(b)
in the case of the Project Debt Facility LC be in, or substantially in, the form of
Annexure C; and
(c)
in the case of the Working Capital Facility LC be in, or substantially in, the form of
Annexure D.
11.
Payments under Letters of Credit
11.1
Authority to make payments
Each Borrower irrevocably authorises each LC Participant to pay immediately its Share of any amount for which a demand or request is made at any time in accordance with a Letter of Credit without reference to or further authority from the Borrower. Neither the Agent nor any LC
Participant need investigate or enquire whether a claim or demand under a Letter of Credit has been properly made and an LC Participant may meet its Share of any such claim or demand despite a
Borrower disputing the validity of the claim or demand.
11.2
Borrowers' undertaking to reimburse
If there is a drawing in accordance with a Letter of Credit then the Agent agrees to make demand on the Borrowers under this clause 11.2 immediately after receiving the demand or request for payment. The Borrowers must pay to the Agent for the account of each LC Participant immediately after receiving the demand an amount equal to the aggregate of:
(a)
the amount demanded from or paid by the LC Participants in accordance with the Letter of
Credit; and
(b)
any costs, charges and expenses incurred or to be incurred by the LC Participants in connection with making the payment in accordance with the Letter of Credit.
11.3         Indemnity of Borrowers
As a separate obligation, each Borrower severally indemnifies the Agent and each LC Participant against any liability or loss incurred or suffered, other than in consequence of its wilful default or gross negligence, by the Agent or that LC Participant as a result of the Agent issuing each Letter of

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Credit on behalf of the LC Participants for the account of that Borrower. Each Borrower agrees to pay any amount which becomes payable by it under this indemnity to the Agent for the account of the LC Participants.
11.4
Letter of Credit Fees
(a)
The Borrowers shall pay to the Agent for the account of the LC Participants:
(i)
for as long as there are Loans outstanding supported by the Project Debt Facility
LC, an amount which shall accrue on the principal amount outstanding under those
Loans and be payable at the rate which is the difference between 2.10% pa and the
Margin applying to those Loans;
(ii)
for as long as there are Loans outstanding supported by the Working Capital
Facility LC, an amount which shall accrue and be payable on the principal amount outstanding under those Loans at the rate which is the difference between 2.10%
pa (which will reduce to 1.75% pa on and from the date on which the Additional
Security Documents are executed) and the Margin applying to those Loans.
(b)
The Borrowers shall pay all amounts accrued and payable under paragraph 11.4(a) on each
Quarter Date.
12.          Preservation of Borrowers' Liability
The liabilities of each Borrower and the rights of the Agent and each LC Participant under this
Agreement in relation to the Letter of Credit Facility are not affected by anything which might otherwise have that effect at law or in equity including, without limitation, one or more of the following (whether occurring with or without the consent of a person):
(a)
any inaccuracy, insufficiency or forgery of or in any certificate or other instrument which purports to be made, issued or delivered under this agreement or in respect of any Letter of
Credit; or
(b)
the Agent on behalf of an LC Participant or another person granting time or other indulgence (with or without the imposition of an additional burden) to, compounding or compromising with or wholly or partially releasing a Borrower or another person in any way; or
(c)
laches, acquiescence, delay, acts, omissions or mistakes on the part of the Agent or an LC
Participant or another person; or
(d)
(in each case, with the consent of the relevant Borrower) any variation or novation of a right of the Agent or an LC Participant or another person, or alteration of a document in respect of a Borrower or another person including, without limitation, an increase in the
Maximum Liability of or other variation in connection with a Letter of Credit; or
(e)
the invalidity or unenforceability of an obligation or liability of a person other than the
Borrowers; or
(f)
invalidity or irregularity in the execution of this Agreement by a Borrower or any deficiency in the powers of a Borrower to enter into or observe its obligations under this
Agreement.

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13.          Fees
(a)
The Borrowers shall pay to the Agent for the account of the Financiers an establishment fee in the amount separately agreed in a letter from the Borrowers to the Agent on or about the date of this Agreement.
(b)
The establishment fee will be paid on the date of this Agreement unless the Authorisations in PNG required from the Central Bank in respect of the Facilities and the Mining Advisory
Board in respect of the Tolukuma Tenement Mortgage and the Charge granted by
Tolukuma (as contemplated in clause 20.1(c)) have not been obtained. If all such
Authorisations have not been obtained by the date of this Agreement, the establishment fee shall be paid to the Agent by the Borrowers immediately upon all such Authorisations being obtained.
(c)
A commitment fee accrues at the rate of 0.65%pa on the daily amount of the Undrawn
Commitment (if any) in respect of each Loan Facility from Financial Close up to and including the last day of the Availability Period. It is calculated on the basis of a year of
360 days.
(d)
The Borrowers shall pay the accrued commitment fee to the Agent in US dollars on each
Quarter Date and at the end of the Availability Period.
(e)
The Borrowers shall pay to the Agent a fee in respect of its role as Agent under this
Agreement in the amount separately agreed in a letter from the Borrowers to the Agent on or about the date of this Agreement.
14.
Cancellation of commitments
14.1
At end of Availability Period
At the close of business (Melbourne time) on the last day of the Availability Period any Undrawn
Commitments will be cancelled.
14.2
Reduction on repayment or prepayment
On:
(a)
any repayment under clause 15.1; or
(b)
any prepayment under clauses 16.1 or 16.2 of all or part of a Loan in respect of the Project
Debt Facility,
the Commitment in respect of the Project Debt Facility will be reduced by an amount equal to the principal amount so repaid or prepaid.
14.3
Optional reduction of Undrawn Commitments
(a)
At any time during the Availability Period applicable to a Facility, a Borrower may elect to reduce the Undrawn Commitment with respect to that Facility by giving a notice in accordance with paragraph (b).
(b)
A notice under paragraph (a) must:
(i)
be signed by an Authorised Officer of the Borrower;

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(ii)
be received by the Agent by 11am (Melbourne time) at least three Business Days before the date on which the reduction is to take place; and
(iii)
specify the amount by which the Undrawn Commitment is to be reduced and the date on which the reduction is to take effect.
The notice is effective when received by the Agent as contemplated by paragraph (b) and, once effective, is irrevocable. At the time the Undrawn Commitment is reduced, the relevant
Commitment reduces accordingly and, as applicable, proportionately.
15.           Repayment
15.1         Repayments
(a)
On each Repayment Date the Borrowers shall repay the principal outstanding in respect of
Loans made under the Project Debt Facility by the instalments (each a Scheduled
Repayment) set out in Schedule 3 (as each of those instalments may be adjusted by clause 16.6) reflecting an obligation of the Borrowers to ensure that on that Repayment
Date there is a reduction in the total amount of all such Loans outstanding by the applicable percentage reduction also set out in Schedule 3.
(b)
Notwithstanding the other provisions of this clause 15 (Repayments), the final Scheduled
Repayment will be equal to the amount of the principal outstanding as at the Final
Repayment Date and shall be paid on that date together with any accrued but unpaid interest and fees and all other amounts then outstanding but unpaid in relation to the Project
Debt Facility.
15.2
Allocation among Loans
All repayments will be applied in reduction of those Loans in respect of the Project Debt Facility which the Borrowers may specify after consultation with the Agent but so that, to the extent practicable, Scheduled Repayments will only be applied against Loans in respect of the Project Debt
Facility which have Selection Dates falling on the relevant Repayment Date.
16.           Prepayments
16.1        Voluntary  prepayments
(a)
Subject to this clause , if it gives at least five Business Days' (or such lesser period as the
Agent acting on the instructions of the Majority Financiers may agree) prior notice to the
Agent (which shall promptly notify the Primary Lender and the LC Participant) a Borrower may prepay all or part of the principal outstanding in respect of a Loan made under the
Project Debt Facility. That notice is irrevocable. The Borrower shall prepay in accordance with it.
(b)
Unless the Agent agrees otherwise, prepayment of part only of a Loan in respect of the
Project Debt Facility may only be made in a minimum principal amount of US$500,000 and a whole multiple of US$100,000.
(c) Prepayments under this clause 16.1 may not be redrawn.

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16.2        Mandatory Prepayments
(a)
Not less than seven days before each Repayment Date, Tolukuma will notify the Agent of the current Tolukuma Proved and Probable Reserves (the Notified Reserves).
(b)
On each Repayment Date, such percentage of the Excess Cashflow (the Applicable
Percentage) which is identified in paragraph (c) as being applicable for the purposes of this paragraph (b) (having regard to the level of Notified Reserves referred to in paragraph (c))
will be applied by the Borrowers in prepaying the principal outstanding in respect of Loans made under the Project Debt Facility.
(c)          If:
(i)
the Notified Reserves are equal to or more than 160,000 ounces of gold, the
Applicable Percentage to be applied in paragraph (b) is 50%;
(ii)
the Notified Reserves are equal to or more than 80,000 ounces of gold but less than 160,000 ounces of gold, the Applicable Percentage to be applied in paragraph (b) is 75%;
(iii)
the Notified Reserves are less than 80,000 ounces of gold, the Applicable
Percentage to be applied in paragraph (b) is 100%.
(d)
Where, under paragraph (b), the Borrowers are obliged to apply Excess Cashflow in prepaying the Principal Outstanding in respect of Loans made under the Project Debt
Facility, the Borrowers must pay any amounts owing under clause 24(e) as a result of the prepayment.
(e)
If a Review Event referred to in clause 16.3 occurs, the Borrowers must prepay all of the
Principal Outstanding in respect of Loans made under the Loan Facilities within 90 days (or such later date as the Agent acting on the instructions of the Majority Financiers may agree)
of the Review Event occurring if the Agent gives written notice to the Borrowers that the
Loan Facilities are to be cancelled and such prepayment is to be made together with all accrued but unpaid interest and fees and all other amounts then outstanding but unpaid in relation to the Loan Facilities.
16.3        Review Event
It is a Review Event for the purposes of this Agreement if:
(a)
the Operator is replaced as operator under the JVOA by an entity other than Barrick Gold
Corporation or a company controlled by Barrick Gold Corporation without the prior written consent of the Agent acting on the instructions of the Majority Financiers (which consent will not be unreasonably withheld or delayed); and
(b)
the Agent does not approve the replacement operator within 30 days of the change of operator.
16.4
Interest and break costs
The Borrowers shall pay any interest accrued on any amount prepaid under this Agreement and any amount due under clause 24(e) as a consequence of the payment, at the time of the prepayment.

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16.5
Limitation on prepayments
The Borrower may not prepay all or any part of the principal outstanding in respect of Loans made under the Project Debt Facility except in accordance with this Agreement.
16.6
Application against repayment and prepayments
Prepayments under clauses 16.1 and 16.2 will be applied against all remaining Scheduled
Repayments in inverse order of maturity.
17.          Payments
17.1        Manner
The Borrowers shall make all payments under the Agreement in US dollars in Same Day Funds by
11am (Melbourne time) on the due date to the relevant account in each case without set-off or counterclaim and without deduction, whether on account of Taxes or otherwise, except any compulsory deduction for Taxation under clause 18 (Taxation).
17.2
Payment to be made on Business Day
Whenever any payment becomes due on a day which is not a Business Day, the due date will be the next Business Day in the same calendar month or, if none, the preceding Business Day.
17.3
Distribution by Agent
Unless any Finance Document expressly provides otherwise, the Agent shall promptly distribute amounts received under any Finance Document for the account of the relevant Financier. To make any distribution the Agent may buy and sell currencies in accordance with its normal procedures.
17.4
Appropriation where insufficient moneys available
If insufficient moneys are available to meet all payment obligations then due in full, amounts received by the Agent will be appropriated as between principal, interest and other amounts then payable as the Agent determines. This appropriation will override any appropriation made by any
Borrower. Without limitation the Agent may appropriate amounts first in payment of amounts payable to it by way of indemnity or reimbursement.
17.5         Unanticipated default
(a)          (Assumption as to payment) The Agent may assume that a party (the Payer) due to make a payment for the account of another party (the Recipient) makes that payment when due unless the Payer notifies the Agent at least 1 Business Day before the due date that the
Payer will not be making the payment.
(b)          (Reliance on assumption) In reliance on that assumption, the Agent may make available to the Recipient on the due date an amount equal to the assumed payment.
(c)          (Recoupment) If the Payer does not in fact make the assumed payment, the Recipient shall repay the Agent the amount on demand. The Payer will still remain liable to make the assumed payment, but until the Recipient does repay the amount, the Payer's liability will be to the Agent in the Agent's own right.

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(d)          (Interest) If the Payer is a Borrower or the Guarantor any interest on the amount of the assumed payment accruing before recovery will belong to the Agent. If the Payer is a
Financier that Financier shall pay interest on the amount of the assumed payment at the rate determined by the Agent, in line with its usual practice, for advances of similar duration to financial institutions of the standing of the Financier.
17.6        Rounding
In making any allocation or appropriation under any Finance Document the Agent may round amounts to the nearest US dollar.
17.7        Blocked Payments
(a)           (Notification of application) If the Agent becomes aware that it is unlawful or, in the opinion of the Agent, impracticable, for any payment to be made for the account of a
Financier as set out in clause 17.1 (Manner), the Agent shall notify the Borrowers.
(b)          (Alternative manner of payment) Until the notice is revoked each Borrower shall make the relevant payments to the account specified in writing by the Financiers or to another account or in another manner agreed between the Borrowers and that Financier.
(c)           (Reporting to Agent) That Financier shall keep the Agent fully informed as to all payments so received by it and as to all agreements with respect to those payments.
(d)          (Revocation) If the Agent becomes aware that it is no longer unlawful or, in the opinion of the Agent, impracticable for any payment of the type referred to in a notice under paragraph (a), to be made as set out in clause 17.1 (Manner) the Agent shall revoke that notice in relation to payments of that type.
17.8
Balance to the Borrowers
An amount equal to any sum which remains standing to the credit of the Offshore Proceeds Account immediately after the application specified in paragraphs (i) to (viii) of clause 22.3(c) following a
Repayment Date may be paid once in the following Quarter to the Distribution Account or otherwise as the Borrowers direct unless:
(a)
an Event of Default or Potential Event of Default subsists or would subsist at that time;
(b)
the LLCR as at the immediately preceding Quarter Date is less than 1.50:1;
(c)
the DSCR or the Projected DSCR as at the immediately preceding Quarter Date is less than
1.40:1;
(d)
the PLCR as at the immediately preceding Quarter Date is less than 1.80:1; or
(e)
the RLCR as at the immediately preceding Quarter Date is less than 1.30:1.
18.           Taxation
18.1        Additional  payments
Whenever a Borrower is obliged to make a deduction in respect of Tax from any payment under any
Finance Document:
(a)
it shall promptly pay the amount deducted to the appropriate Government Agency;

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(b)
promptly upon receipt, it shall deliver to the Agent official receipts or other documentation acceptable to the relevant Financier evidencing payment of that amount; and
(c)
unless the Tax is an Excluded Tax, it shall pay the relevant Financier on the due date of the payment any additional amounts necessary (as determined by the relevant Financier) to ensure that the relevant Financier receives when due a net amount (after payment of any
Taxes in respect of those additional amounts) in the relevant currency equal to the full amount which it would have received had a deduction not been made.
18.2        Reimbursement
(a)          Whenever:
(i)
a Borrower pays any additional amount under clause 18.1(c) in respect of deducted
Tax; and
(ii)
the relevant Financier in its absolute discretion decides that it has received any clearly identifiable relief for the deducted Tax in computing its income Tax, the relevant Financier will promptly pay to the Borrower the amount of any consequent reduction in its income Tax, but only to the extent that it determines that a payment to the
Borrower can be made without prejudice to the retention of the relief.
(b)
Nothing in paragraph (a) interferes with the right of the relevant Financier to arrange its tax affairs in any manner it thinks fit. In particular, the relevant Financier need not claim any relief in respect of deducted Tax in priority to any other relief available to it. Nor need it disclose to the Borrower any information regarding its tax affairs or tax computations.
18.3         Acceleration on
non-payment of Tax
(a)
Even if all or part of clause 18.1 (Additional payments) may be void or unenforceable it is a condition precedent to the provision of the Loans and their continuation that the
Borrowers or the Guarantor (where relevant) perform that clause as set out. If it does not, the Financiers may terminate their Commitments under this Agreement by notice to the
Borrowers.
(b)
Upon that notice the Borrowers shall immediately prepay the Principal Outstanding together with all amounts outstanding under this Agreement, including accrued interest, fees and all other moneys payable under this Agreement.
(c) Each Borrower acknowledges that:
(i)
it is aware that clause 18.1 (Additional payments) may be void because of section
362 of the Income Tax Act 1959 (PNG) (the Tax Act);
(ii)
the Financiers have entered this Agreement and will provide the Facility in reliance on this clause and on each Borrower's assurance that it or the Guarantor
(where relevant) will comply with those clauses notwithstanding that it may be void;
(iii)
the payment of the amounts referred to in those clauses comprises part of the consideration for the Financiers entering this Agreement and providing the
Facilities and the Financiers would not enter this Agreement nor provide the

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Facilities if the Financiers understood that the Borrowers or the Guarantor (where relevant) would not make that payment;
(iv)
the rate of interest applying under this Agreement was offered by the Financiers on the basis that payments would be made by the Borrowers or the Guarantor (where relevant) under each clause as it they were valid and the Financiers may make
Loans under this Agreement with moneys raised by the Financiers on terms negotiated on the basis of the Financiers' expectations that those payments would be made by the Borrower or the Guarantor (where relevant); and
(v)
the Financiers will apply the payments made by the Borrowers or the Guarantor
(where relevant) under that clause in discharging the liability for that withholding tax,
and the Borrowers will not seek restitution of any payments made by them under that clause .
18.4
Survival of obligations
The obligations of the parties under this clause survive the repayment of the Principal Outstanding and the termination of this Agreement.
19.
Changes in Law
19.1        Definitions
In this clause Change in Law is any change in, any making of, or any change in the interpretation or application by any Government Agency of, any law official directive or request occurring on or after the date of this Agreement, but in the case of official directives or requests only those which have the force of law or which it is the practice of responsible bankers or financial institutions in the country concerned to comply with.
19.2        Increased  costs
Whenever any Financier determines that:
(a)
the effective cost to the Financier of making, funding or maintaining any Facility or its
Commitment is increased in any way; or
(b)
any amount paid or payable to the Financier or received or receivable by the Financier, or the effective return to the Financier or its holding company, under or in respect of any
Finance Document is reduced in any way; or
(c)
the return of the Financier on the capital which is or becomes directly or indirectly allocated by the Financier to any Facility or its Commitment is reduced in any way, as a result of any Change in Law then:
(d)
that Financier shall promptly (and, in any event, within 120 days of that Change in Law)
notify the Agent and the Borrowers giving an estimate of the likely amount to be charged to the Borrowers as a result of the Change in Law; and
(e)
on demand from time to time the Borrowers shall pay to the Agent for the account of that
Financier the amount necessary to compensate the Financier for the increased cost or the reduction, as to which a certificate signed by an Authorised Officer of the Financier setting

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out details of the Change in Law and of all relevant calculations shall be conclusive evidence in the absence of manifest error.
Without limiting the above in any way, this clause applies to any law, official directive or request with respect to Taxation (except an Excluded Tax) or reserve, liquidity, capital adequacy, special deposit or similar requirements.
19.3        No defence
If the relevant Financier has acted in good faith it will not be a defence that any cost, reduction or payment referred to in clause 19.2 (Increased Costs) could have been avoided.
19.4
Prepayment or transfer on increased costs
(a)
Within 60 days after a Borrower receives a notice under clause 19.2(d) the Borrower may notify the relevant Financier through the Agent that:
(i)
it wishes to prepay the Financier's participation in any Facility affected; or
(ii)
it requires the Financier (in that capacity only) to transfer all of its rights and obligations under the Finance Documents to a bank or financial institution nominated in the notification and which is willing to accept the transfer.
The notification will be irrevocable.
(b)
If the Borrower gives notification under subparagraph (a)(i) it shall prepay in accordance with the notification on the last day of the relevant Funding Period or Periods current when the notification is given.
(c)
If the Borrower gives notification under subparagraph (a)(ii) the relevant Financier shall transfer in accordance with such notification if:
(i)
the transferee is approved by the Agent which approval will not be withheld unreasonably but may be withheld if the transferee does not have the financial resources to perform the obligations to be transferred;
(ii)
the transfer is effected by a substitution in accordance with a substitution certificate and the transferee pays full value (including accrued interest and fees);
and
(iii)
the Borrower pays the cost of the transfer.
19.5        Illegality
If any Change in Law makes it unlawful or impossible for any Financier to make, fund or maintain the accommodation required under this Agreement:
(a)
that Financier may terminate its Commitment under this Agreement by notice to the
Borrowers;
(b)
if required by the law or treaty, or if necessary to prevent or remedy a breach of the law or treaty, the Borrowers shall prepay that Financier's participation in the drawn amount of its
Commitment, together with all interest, fees and other amounts payable to that Financier under this Agreement; and

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(c)
the Borrowers shall make the prepayment immediately or, if in the opinion of the relevant
Financier delay in prepayment is permitted by the law or treaty, or will not cause a breach of the law or treaty, on the latest permitted day.
19.6        Mitigation
(a)
The relevant Financier will use reasonable endeavours to minimise any cost, reduction or payment referred to in clause 19.2 (Increased costs).
(b)
If any event occurs under clause 19.5 (Illegality) then, without limiting the obligations of the Borrowers under that clause , that Financier will, after consultation with the Agent and the Borrowers, take such steps as may be reasonably open to it to mitigate the effects of such circumstances including (but without limitation):
(i)
changing its Lending Office for the purposes of this Agreement; or
(ii)
transferring its rights and obligations under this Agreement under clause 37.2
(Assignment by Lenders) or 37.4 (Substitution certificates), but in relation to (i) only the Financier will not be obliged to take any action if to do so would or could (in its opinion) be expected to have a material adverse effect upon its business, operations or financial condition or cause it to incur liabilities or obligations
(including the imposition of any Tax) which (in its opinion) are material or would reduce its return in relation to its participation in the Facility.
20.          Conditions Precedent
20.1
Conditions Precedent to first Drawdown Notice in respect of the Working Capital Facility
The right of the Borrowers to give the first Drawdown Notice in respect of the Working Capital
Facility and the obligations of the Financiers to make the Working Capital Facility and the Wording
Capital Facility LC available are subject to the conditions precedent that the Agent receives all of the following in form and substance satisfactory to it or that the Agent is satisfied that these matters will be satisfied contemporaneously with the first Loan in respect of the Working Capital Facility being drawn down.
(a)           (Finance Documents) Execution and delivery of counterparts of this Agreement, and each other Finance Document (other than the Guarantor Accession Deed, the Letters of Credit, the Additional Security Documents, any Collateral Security, any Beneficiary Accession
Deed and the Hedging Arrangements).
(b)          (Security) Evidence that each Security Document under which a Security Interest over property exists (other than an Additional Security Document) has been lodged (where necessary):
(i)
in case of a Security Provider incorporated in PNG, by lodging in the Companies
Register:
(A)
a certified copy of the relevant document;
(B)
a form prescribed under the Companies Act (Form 24);

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(C)
a certificate prescribed under the Companies Act in relation to stamping
(Form 25); and
(D) the relevant registration fee; and
(ii)
in the case of a Security Provider incorporated in the Isle of Man, by lodging at the
Financial Services Commission in the Isle of Man in accordance with section 79 of the Companies Act 1931 (Isle of Man):
(A) an original of the Share Mortgage;
(B) an original of the Charge executed by DRD Isle of Man; and
(C)
the applicable prescribed forms for registering with the Financial Services
Commission in the Isle of Man each of the Security Interests referred to in subparagraphs (A) and (B),
and each such document has been registered and will enjoy the intended priority and is otherwise in full force and effect.
(c)           (Authorisations) Evidence that the Borrowers have obtained all necessary Authorisations that are required in relation to the entry into and performance of its obligations under this
Agreement or any other Transaction Document, including:
(i)             (Department of Mining)
(A)
lodging the Tolukuma Tenement Mortgage and the Charge granted by
Tolukuma in the Mining Tenements Register by lodging:
(1)
the Tolukuma Tenement Mortgage and the Charge granted by
Tolukuma;
(2)
an application for the approval of the Mining Advisory Board in relation to the Tolukuma Tenement Mortgage and the Charge
granted by Tolukuma;
(3)
a proforma memorandum of approval of the Mining Advisory
Board in respect of the Tolukuma Tenement Mortgage and the
Charge granted by Tolukuma for endorsement by the Minister
for Mining; and
(4) the appropriate registration fee;
(B)
registration of the Tolukuma Tenement Mortgage and the Charge granted by Tolukuma in the Mining Tenements Register.
(ii)           (Companies Act) a special resolution by the shareholders of each Borrower approving the entry into of the Finance Documents to which that Borrower is or is to be a party as "Major Transactions" under section 110 of the Companies Act;
(iii)         (Foreign Exchange Approvals) approval from the Central Bank in relation to:
(A) the Facilities in general;
(B) the execution by the Borrowers of the Finance Documents; and

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(C)
the establishment of the Offshore Proceeds Account, the Debt Service
Reserve Account and the Distribution Account and their operation under this Agreement;
(d)          (South African Reserve Bank) A copy certified as due and correct by a director of
DRDGold of the approval of the South African Reserve Bank to DRDGold entering into each of the Finance Documents to which it is expressed to be a party.
(e)          (Isle of Man Financial Assistance) Confirmation that the approvals and procedures under sections 7 and 8 of the Companies Act 1992 (Isle of Man) have been duly completed in connection with the provision of financial assistance by DRD Isle of Man in respect of the
Charge granted by DRD Isle of Man and the Share Mortgage.
(f)           (Base Financial Model) Confirmation that the Base Case Financial Model is agreed by the
Borrowers and the Financiers.
(g)          (Legal opinions) A legal opinion in form and substance satisfactory to the Agent, and in each case addressed to the Agent (for and on behalf of the Financiers) from:
(i) Cains Advocates Limited, Isle of Man legal advisers to the Agent;
(ii) Allens Arthur Robinson, Australian and PNG legal advisers to the Agent;
(iii) Gadens Lawyers, Australian legal advisers to the Emperor; and
(iv) Bowman Gilmillan South African legal advisers to DRDGold.
(h)           (Insurance) Copies certified as true and correct of certificates of currency evidencing that insurance has been effected in accordance with clause 22.1(l) and a report addressed to the
Agent (for and on behalf of the Financiers) from an independent insurance expert reviewing the insurance arrangements in respect of the Projects.
(i)           (Financiers' fees) Evidence that all fees payable to a Financier on or before Financial
Close have been paid in full.
(j)           (Offshore accounts) Evidence that each of the Offshore Proceeds Account and the Debt
Service Reserve Account has been opened.
(k)          (Joint Venture and Material Contracts) Copies certified as true and correct by a director of DRD Porgera of all Joint Venture Documents and all Material Contracts to which DRD
Porgera is a party and copies certified as true and correct by a director of Tolukuma of all
Material Contracts to which Tolukuma is a party, and in each instance such certification also confirming each of the relevant documents is in full force and effect.
(l)           (Risk Management Policy) A copy of the Risk Management Policy.
(m)         (Verification Certificate) A certificate in relation to each Relevant Company (other than
Emperor) given by a director of the Relevant Company substantially in the form of
Annexure E dated not earlier than 14 days before the first Drawdown Date with the attachments referred to in the certificate.
(n)          (Stamping) Evidence that any stamp duty payable in connection with each Finance
Document has been paid, or will be paid out of the first Loan or a cheque has been provided for an amount of money which, in the Agent's opinion, is required for payment of any stamp duty payable in connection with each Finance Document;

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(o)          (PRI Contract) Evidence that the PRI Contract is in place and remains in full force and effect.
(p)          (Litigation) A certificate from a director of each Borrower confirming in relation to the
Borrower in respect of which that director is a director that (save as may have been disclosed in writing to, and approved by, the Financiers) there is no litigation against that
Borrower in existence or any circumstances affecting that Borrower's Project which would have a Material Adverse Effect.
(q)          (Emperor Transaction) Confirmation from the Financiers that they are satisfied as to the arrangements contemplated in relation to the Emperor Transaction.
(r)           (Independent Engineer's Report) Technical report from the Independent Engineer addressed to the Agent for and on behalf of the Financiers commenting on and incorporating (amongst other things) details of, ore reserves and resources, operational and environmental matters and any planned expansions in respect of the Projects.
(s)           (Permits and licences) Evidence that the Borrowers have all permits and licences which are material for the conduct of each Project's mining operations.
(t)           (Existing Finance Debt) Evidence that all Finance Debt of a Security Provider which has granted a Security Interest under the Security Documents existing at the date of this
Agreement (other than the Excluded Shareholder Loans and the Finance Debt owing by
DRD Isle of Man to Investec Bank (Mauritius) Limited) has been repaid in full.
(u)          (Title documents) All documents and evidence of title to the Tolukuma Tenements.
(v)          (Expenses) Payment of all expenses payable under or in connection with any Finance
Document on or before the first Drawdown Date in respect of the Working Capital Facility, or evidence that they will be paid out of the first Loan in respect of the Working Capital
Facility.
(w)         (No Change in Projects) The Agent is satisfied that since the date of the Agreement there has been no change in the circumstances or operations of either Project which would have a
Material Adverse Effect.
20.2
Conditions Precedent to first Drawdown Notice in respect of the Project Debt Facility
The right of the Borrowers to give the first Drawdown Notice in respect of the Project Debt Facility and the obligations of the Financiers to make the Project Debt Facility and the Project Debt
Facility LC available are subject to the conditions precedent in clause 20.1 having been satisfied and the further conditions precedent that the Agent has received all of the following in form and substance satisfactory to it or that the Agent is satisfied that these matters will be satisfied contemporaneously with the first Loan in respect of the Project Debt Facility being drawn down:
(a)          (Guarantor Accession Deed) The Agent is satisfied that there has been executed and delivered to the Security Trustee the Guarantor Accession Deed together with the documents referred to in clause 10.2 of the Sponsor Guarantee.
(b)          (Finance Debt owing by DRD Isle of Man) Letter from a duly authorised officer of
Investec Bank (Mauritius) Limited acknowledging that Investec Bank (Mauritius) Limited has received all amounts in respect of Finance Debt owing to it by DRD Isle of Man on any account whatsoever together with a duly executed deed of release or similar instrument

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duly executed by Investec Bank (Mauritius) Limited releasing all of the Security Interests held by Investec Bank (Mauritius) Limited in respect of that Finance Debt.
(c)          (Shares in the Borrower) All certificates in respect of the shares in the Borrowers.
20.3
Conditions precedent to each Loan
The obligation of the Primary Lender to make available each Loan, and the right of a Borrower to draw any Loan, are subject to the conditions precedent that:
(a)           (Representations true) The representations and warranties by the Borrowers in the
Finance Documents are true in all material respects as at the date of the relevant Drawdown
Notice as if they had been made at that date in respect of the facts and circumstances then subsisting;
(b)          (No default) The Agent is satisfied that no Event of Default or Potential Event of Default exists or will exist at the relevant Accommodation Date or will result from the provision of the Loan; and
(c)           (Authorisations) All necessary Authorisations for the provision of that Loan have been obtained;
21.          Representations and Warranties
21.1        Representations and Warranties
Save as disclosed in the Disclosure Letter, each Borrower makes the following representations and warranties for the benefit of each Financier.
(a)          (Status) It is a corporation validly existing under the laws of Papua New Guinea.
(b)          (Power) It has the power to enter into and perform its obligations under the Finance
Documents to which it is expressed to be a party, to carry out the transactions contemplated by those documents and to carry on its business as now conducted or contemplated.
(c)          (Corporate authorisations) It has taken all necessary corporate action to authorise the entry into and performance of the Transaction Documents to which it is expressed to be a party, and to carry out the transactions contemplated by those documents.
(d)          (Documents binding) Each Transaction Document to which it is expressed to be a party is its valid and binding obligations enforceable against it in accordance with its terms subject to any necessary stamping and registration and except to the extent limited by equitable principles, laws affecting creditors' rights generally and any general principles of law referred to in any legal opinion accepted under clause 20.1(g) and subject to the qualifications as to validity and enforceability set out in clause 18.3(c).
(e)          (No litigation) No litigation, arbitration, Tax claim, dispute or administrative or other proceeding is current or pending or, to its knowledge, threatened, which if adversely determined will have, or is reasonably likely to have a Material Adverse Effect and it has paid all Taxes when due, except Taxes being contested in good faith by appropriate proceedings and in respect of which adequate reserves have been set aside in its books.

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(f)           (No default)
(i)
No event has occurred and is continuing which constitutes an Event of Default.
(ii)
DRD Porgera is not in material breach of any of its obligations under any Joint
Venture Document or Material Contract to which it is a party except as notified to the Agent.
(iii)
DRD Porgera represents and warrants that, to the best of its knowledge and belief having made due enquiry, no event has occurred or condition exists which would permit the cancellation, termination, forfeiture or suspension of any Joint Venture
Document or Material Contract to which it is a party.
(iv)
Tolukuma is not in material breach of any of its obligations under any Material
Contract to which it is a party; and
(v)
Tolukuma represents and warrants that, to the best of its knowledge and belief having made due enquiry, no event has occurred or condition exists which would permit the cancellation, termination, forfeiture or suspension of any Material
Contract to which it is a party.
(g)          (Transaction Authorisations) Each Authorisation which is required and material in relation to:
(i)
the execution, delivery and performance by it of the Transaction Documents to which it is expressed to be a party and the transactions contemplated by those documents;
(ii)
the validity and enforceability of those documents; and
(iii)
its business as now conducted or contemplated,
has been obtained and remains in effect other than those Authorisations that can only be applied for after the date on which this representation is made or repeated.
(h)           (Title)
(i)
DRD Porgera is the sole beneficial owner of the Porgera Interest and Tolukuma is sole beneficial owner of all assets comprising the Tolukuma Project.
(ii)
None of the assets of any Borrower is subject to a Security Interest which is not a
Permitted Security Interest.
(i)           (Accounts)
(i)
The most recent consolidated annual audited Accounts of each Borrower give a true and fair view of:
(A)
the financial condition of the Borrower referred to as at the date to which they relate; and
(B)
the results of operations of the Borrower referred to for the accounting period to which they relate.
(ii)
No change in the financial condition of a Borrower has occurred since the date of the most recent consolidated annual audited Accounts of that Borrower which has, or is reasonably likely to have, a Material Adverse Effect.

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(j)          (Law) It has complied with all laws (including Environmental Laws) binding on it where breach will have, or is reasonably likely to have, a Material Adverse Effect.
(k)          (No misrepresentation) All factual information (excluding forecasts and projections)
provided by it, its advisers or the Guarantor to any Financier is true in all material respects, and not misleading (by omission or otherwise) at the date when provided or in the case of information stated as at a particular date, that date. All forecasts and projections provided by it, its advisers or the Guarantor to any Financier are based on reasonable assumptions.
(l)           (Information) To the best of its knowledge and belief having made due enquiry, it has fully disclosed to the Agent each document, agreement and other information in relation to the Projects or the Borrowers that, if disclosed would be materially relevant to a lender's decision whether or not to enter into and to provide financial accommodation under this
Agreement on the security available under the Security Documents.
(m)         (Transactions permitted) The execution and performance by it of the Finance Documents to which it is expressed to be a party and each transaction contemplated under those documents did not and will not violate in any material respect a provision of any other document or agreement which is binding on it or its assets, and, except as contemplated by the Finance Documents, did not and will not:
(i)
create or impose a Security Interest on any of its assets; or
(ii)
allow a person to accelerate or cancel an obligation with respect to Finance Debt, or constitute an event of default, cancellation event, prepayment event or similar event (whatever called) under an agreement relating to Finance Debt, whether immediately or after notice or lapse of time or both.
(n)          (Business) The Borrower is not a "Small Business" as defined in the Code of Banking
Practice (2003).
(o)          (Corporate tree) DRD Isle of Man is the legal and beneficial owner of all the shares in the capital of each Borrower.
(p)          (Subsidiaries) The Borrowers have no Subsidiaries other than as expressly permitted by the Agent in writing acting on the instructions of the Majority Financiers.
(q)           (Single purpose)
(i)
The only business of DRD Porgera is as holder and manager of the Porgera
Interest or an activity incidental to the Porgera Project.
(ii)
The only business of Tolukuma is as holder and manager of the assets constituting the Tolukuma Project or an activity incidental to the Tolukuma Project.
(r)           (Environmental Law) To the best of its knowledge and belief having made due enquiry, no act or omission has occurred and there is no circumstance relating to its assets or its business which has given rise or may give rise to:
(i)
a substantial claim against it;
(ii)
a requirement of substantial expenditure by it; or
(iii)
a requirement that it ceases or substantially alters an activity, under Environmental Law.

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Without limitation none of its assets is contaminated in a material respect and, to the best of its knowledge and belief having made due enquiry, all assets which are material to its business are within applicable environmental standards and all emissions and discharges are within standards or limits imposed by all relevant laws and Authorisations.
(s)          (Trust) It does not hold any assets as the trustee of any trust.
(t)          (Immunity from suit) It has no immunity from suit, or from execution of judgment of any kind, for any reason, including by reason of its place of incorporation, location or its ownership.
(u)          (Solvency) It is solvent and will not become insolvent as a result of entering into the transactions contemplated in the Finance Documents.
21.2
Reliance on Representations and Warranties
The Borrowers acknowledge that the Agent, the Security Trustee and the Financiers have entered into the Finance Documents in reliance on the representations and warranties in this clause .
21.3
Repetition of Representations and Warranties
The representations and warranties in this clause , with the exception of clauses 21.1(k) and 21.1(l)
in relation to information provided at the date of this Agreement, are also taken to be made on each
Accommodation Date with reference to the facts and circumstances existing as at that date.
22.         Undertakings
22.1       General Undertakings
Each Borrower undertakes to the Financiers as follows, except to the extent that the Agent acting on the instructions of the Majority Financiers otherwise consents.
(a)          (Corporate reporting and information) It will provide to the Agent, in sufficient quantity for the Financiers, promptly or (in the case of (vii)) as requested, the following reports and information:
(i)           (annual Accounts) As soon as practicable (but within 90 days) after the close of each of its financial years copies of its consolidated and unconsolidated Accounts in respect of that financial year;
(ii)          (semi-annual Accounts) As soon as practicable (but thin 75 days) after the first half of each of its financial years copies of its consolidated and unconsolidated unaudited Accounts in respect of that half year.
(iii)         (documents issued to shareholders) Promptly, all documents provided by it to its shareholders.
(iv)         (litigation) Promptly, written particulars of any litigation, arbitration, Tax claim, dispute or administrative or other proceeding in relation to it involving a claim exceeding or reasonably likely to exceed US$500,000 or its equivalent or involving a claim which, if adversely decided, would have or is reasonably likely to have a Material Adverse Effect.

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(v)          (Government Agency) Promptly, any notice, order or material correspondence from or with a Government Agency relating to its business or assets or a Project which may have a Material Adverse Effect.
(vi)         (Monthly operating reports) As soon as practicable after the end of each month a copy of the monthly report on operations for the Projects produced for that month.
(vii)        (Porgera Project Budget) As soon as practicable after approval by the joint venture parties and its receipt by DRD Porgera, a copy of the annual joint venture budget in respect of the Porgera Project prepared under the JVOA.
(viii)       (Tolukuma Budget) As soon as practicable after approval by Tolukuma a copy of the annual budget in respect of the Tolukuma Project prepared by Tolukuma.
(ix)          (Reserves Report) To the extent produced and as soon as practicable after its receipt by the relevant Borrower, a copy of each annual Reserves Report.
(x)          (Compliance Certificate) Within 10 Business Days of each Quarter Date, a compliance certificate signed by an Authorised Officer of each Borrower confirming:
(A)
the LLCR as at the immediately preceding Quarter Date;
(B)
the DSCR as at the immediately preceding Quarter Date;
(C)
the PLCR as at the immediately preceding Quarter Date;
(D)
the RLCR as at the immediately preceding Quarter Date;
(E)
that no Event of Default or, to the best of its knowledge, Potential Event of Default subsists;
(F)
the projected schedule of payments to be made by the Borrowers from the
Offshore Proceeds Account in the following 90 day period; and
(xi)         (Other information) to the extent to which it is obtainable under the Transaction
Documents or is within the knowledge and belief of the Borrowers, such other information in relation to the financial condition of the Borrowers or the Projects as the Agent may reasonably request.
(b)          (Accounting Principles) It will ensure that the Accounts provided to the Agent:
(i)            comply with:
(A)
current Accounting Principles except to the extent disclosed in them;
(B)
all applicable laws; and
(ii)
give a true and fair view of the matters to which they relate.
(c)          (Authorisations) It will obtain and maintain in full force and effect all Authorisations required for the execution, delivery and performance by it of the Transaction Documents to which it is expressed to be a party and the transactions contemplated by those documents and the validity and enforceability of those documents if the failure to do so would have, or is reasonably likely to have, a Material Adverse Effect. It will provide copies of such
Authorisations promptly to the Agent when they are obtained or renewed.

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(d)           (Notice to Agent) It will notify the Agent:
(i)
as soon as it becomes aware of any Event of Default or any Potential Event of
Default; or
(ii)
as soon as it becomes aware of any change in its Authorised Officers, giving specimen signatures of any new Authorised Officers appointed, and where requested by the Agent, evidence satisfactory to the Agent of the authority of any
Authorised Officer.
(e)           (Taxes) It will pay all Taxes when due, except Taxes contested in good faith by appropriate proceedings and, if and to the extent required by Accounting Principles, with respect to which it has set aside in its books adequate reserves.
(f)           (Records) It will keep and maintain, proper records and books of account which give a true and fair view of its financial condition and state of affairs and will permit the Agent, the Security Trustee , the Financiers and their respective Authorised Officers, employees, agents and representatives, to have access to and to make examination of and take copies of such records at all reasonable times on reasonable notice.
(g)          (Corporate Existence) It will maintain and preserve its corporate existence and will not transfer its jurisdiction of incorporation.
(h)           (Compliance with Laws) It will:
(i)
comply with the requirements of all laws (including Environmental Laws), rules, regulations, and orders of any Government Agency the violation of which would have, or is reasonably likely to have, a Material Adverse Effect; and
(ii)
with respect to the Project in which it is participating, promptly deliver to the
Agent a copy of the environment assessment which it prepares or is prepared for it and received at least annually together with any accompanying environmental report in form and content as may be reasonably required by the Agent (acting on the instructions of the Majority Financiers).
(i)            (Compliance with joint venture obligations)
(i)
It will enforce the material rights to which it is entitled and comply with its material obligations under, each Joint Venture Document to which it is a party.
(ii)
It will maintain all of its interests, authorities and discretions under the Joint
Venture Documents to which it is a party prudently in accordance with good industry practice and, while any Event of Default subsists, in accordance with reasonable directions (if any) of the Agent (except in relation to any
Authorisations and licences which are contemplated to be maintained by the
Operator under the Joint Venture Documents).
(iii)
It will exercise its rights, authorities and discretions under the Joint Venture
Documents to which it is a party prudently in accordance with good industry practice and, while any Event of Default subsists, in accordance with reasonable directions (if any) of the Agent and will use its best endeavours to ensure that the
Operator maintains any Authorisations and licences necessary to maintain DRD
Porgera's participating interest under the Joint Venture Documents.

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(j)           (Use of Loans) It will ensure that the net proceeds of each Loan are used only for the purposes set out in this Agreement.
(k)           (Pay Taxes) It will pay all Taxes payable by it when due, but:
(i)
it need not pay Taxes for which it has set aside sufficient reserves and which are being contested in good faith, except where failure to pay may have a Material
Adverse Effect; and
(ii)
to the extent liable, it will pay those Taxes which it is liable to pay on the final determination or settlement of the contest.
(l)           (Maintain insurances) It will:
(i)
effect and maintain at its expense insurance on terms satisfactory to the Agent having regard to the level of its assets and which includes the Security Trustee as an insured as appropriate;
(ii)
exercise its rights under the Joint Venture Documents and use its best endeavours to ensure that the Operator effects and maintains all insurances usually effected and maintained by the Operator, having regard to the level of its assets to the extent such insurances are available on reasonable commercial terms and naming
DRD Porgera as an insured; and
(iii)         provide to the Agent:
(A)
annually following Financial Close;
(B)
promptly on request by the Agent; and
(C)
in relation to any replacement or renewal of an expiring insurance policy, at least 14 days before the current insurance policy expires, copies of certificates of currency evidencing that the insurances described in paragraphs (i) and (ii) have been effected
(m)          (Disposals) It will not sell or otherwise dispose of, part with possession of, or create an interest in, any of its assets or the Porgera Interest or agree or attempt to do so without the prior written consent of the Agent, other than:
(i)
disposals by way of sale on ordinary commercial terms of gold ore, concentrates and refined products produced by or derived from the operation of the Projects;
(ii)
as required by this Agreement;
(iii)
as permitted from the Offshore Proceeds Account under clause 17.8 or the Debt
Service Reserve Account or the Distribution Account;
(iv)
disposals of other assets in the ordinary course of day-to-day trading at arm's length or no longer required for, or material to, the conduct of the Projects and which are disposed of on ordinary commercial terms;
(v)
the expenditure of cash (except to the extent prohibited by a Finance Document) in payment for assets or services acquired in the ordinary course of business; and

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(vi)
disposals made in the performance of obligations under a Hedging Arrangement
(including the close-out or termination of, or delivery or pre-delivery under any
Hedging Arrangement).
(n)          (Negative pledge) It will not, without the prior written consent of the Agent, create or suffer to exist any Security Interest to secure any Finance Debt incurred by it except for:
(i)
each Security Interest given to the Security Trustee under the Security Documents to secure the Secured Money;
(ii)
any cross charges to other joint venturers required by the terms of the Joint
Venture Documents;
(iii)
any Security Interest arising solely by operation of law and in the ordinary course of its operations and which is discharged within 60 days after it arises or becomes due and payable unless being contested in good faith and by appropriate proceedings; and
(iv)
a deposit from the Distribution Account placed with a Hedging Counterparty in relation to a Hedging Arrangement.
(o)          (Finance Debt) It will not without the prior consent of the Agent incur or permit to exist any Finance Debt other than Finance Debt owing by it or arising under or in respect of:
(i)
the Finance Documents;
(ii)
the Shareholder Loans;
(iii)
finance or capital leases for trucks and equipment for the Tolukuma Project where the amount of the Finance Debt under such leases does not exceed US$4,000,000 in the aggregate; or
(iv)
any other transactions under which Finance Debt is incurred (and not referred to in any of subparagraphs (i), (ii) or (iii)) relating to the Projects where the amount of such Finance Debt does not exceed in the aggregate US$500,000.
(p)          (Security deposit) It will not deposit or lend money on terms that it will not be repaid until its or another person's obligations or indebtedness are performed or discharged unless required under statute.
(q)          (Title retention) It will not enter into an agreement with respect to the acquisition of assets on title retention terms except in the ordinary course of day-to-day trading.
(r)           (Sale and lease back) It will not sell or otherwise dispose of any of its assets to a person where, under the terms of that sale or disposal, or under a related transaction, that asset is or may be leased to a Relevant Company or its Associate.
(s)           (Partnership and joint ventures) It will not enter into a partnership or joint venture with another person.
(t)           (Financial assistance) It will not:
(i)
advance money or make available financial accommodation to or for the benefit of; or

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(ii)
give a Guarantee or Security Interest (other than under a Finance Document) in connection with an obligation or liability of,
any person, but it may:
(iii)
deposit funds with a bank in the ordinary course of its business;
(iv)
allow its customers to acquire goods and services on extended terms in the ordinary course of trading; and
(v)
advance money available for distribution from the Offshore Proceeds Account under clause 17.8 or the Debt Service Reserve Account or the Distribution
Account.
(u)          (Compliance and enforcement of Material Contracts) It will:
(i)
comply with its obligations under its Material Contracts in all material respects;
(ii)
enforce its Material Contracts and exercise its rights, authorities and discretions under those agreements prudently in accordance with good industry practice and, while an Event of Default subsists, in accordance with the reasonable directions (if any) of the Agent acting on the instructions of the Majority Financiers;
(iii)
use its best endeavours to keep its Material Contracts valid and enforceable.
(v)          (Variation of Joint Venture Document on Material Contracts) It will not:
(i)
vary in any material respect;
(ii)
avoid, release, surrender, terminate, rescind, discharge (other than by performance)
or accept the repudiation of;
(iii)
do or permit anything which would entitle another party to do anything referred to in subparagraph (ii) in relation to;
(iv)
unless the taking of such action is not reasonably likely in any way to have a
Material Adverse Effect, expressly or impliedly grant any waiver, consent, time or indulgence under or in respect of,
a Joint Venture Document or a Material Contract to which it is a party without the consent of the Agent acting on the instructions of the Majority Financiers.
(w)         (PRI Contract) It will provide all reasonable assistance requested by the Agent for the purposes of making a claim under the PRI Contract, including the provision of information and any assistance required by the PRI Insurer in the event of such a claim.
(x)          (Operator) It will not vote in favour of changing the Operator under the JVOA without the prior written consent of the Agent acting on the instructions of the Majority Financiers.
(y)          (Subsidiaries) It will not create or acquire a Subsidiary without the prior written consent of the Agent acting on the instructions of the Majority Financiers (which consent will not be unreasonably withheld or delayed) and if a Subsidiary is created or acquired in accordance with this clause 22.1(y), that Subsidiary as soon as practicable thereafter grants a Collateral Security to the Security Trustee in form and substance satisfactory to the Agent acting on the instructions of the Majority Financiers.

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(z)          (Change in Business) It will maintain as its core activity the Project in which it is participating. It will not:
(i) cease all or any material part of that business;
(ii)
carry on any business or other activity, other than that business and any insubstantial activity reasonably incidental to that business;
(iii) take any action which would substantially alter that business; or
(iv) abandon that Project.
(aa)        (Additional Security Documents) The Borrower undertakes to use all reasonable endeavours to obtain the consent of the other parties to the Joint Venture Documents to the granting of the Additional Security and, upon such consent being provided, it will execute, and use its best endeavours to ensure such other parties execute, the Additional Security
Documents as soon as practicable thereafter.
(bb)       (Distributions) It will not pay or distribute any money or other asset (including by management or other fee, interest, dividend, buy back, return of capital, repayment or redemption) to or for the benefit of a shareholder in that capacity or to an Associate except:
(i) a Permitted Dividend;
(ii) a repayment of the Excluded Shareholder Loans;
(iii) reasonable directors' fees and salaries and other emoluments; and
(iv) payments or distributions permitted under clause 17.8.
(cc)        (Guarantee) It will not grant any Guarantee other than as expressly provided in or otherwise permitted under the Finance Documents.
(dd)       (Maintenance and operation) It will operate its business in a good and workmanlike manner and maintain its assets in a good state of repair and good working order and condition (fair wear and tear excepted), in each case (to the extent applicable) in accordance with good mining and engineering practice and with the practices of prudent operators in the mining and engineering industry.
(ee)        (Issues) It will not issue any shares or agree to do so or grant a person a right to take up any shares whether exercisable now or in the future or if a contingency occurs, except to its immediate holding company or under the Emperor Transaction.
(ff)         (Tax losses) It will not permit any Tax losses to which it is or will become entitled to be transferred to any other entity or reduced in any way without full compensation being effected to overcome the impact on its cash flows as a result of such transfer or reduction.
(gg)        (Future Material Contracts) Whenever it enters into a Material Contract falling within paragraph (b) of the definition of Material Contract contained in clause 1.1 (a Future
Material Contract) it will ensure that a Material Contract Tripartite Agreement relating to that Future Material Contract (in form and substance satisfactory to the Agent acting on the instructions of the Majority Financiers) is entered into at the same time as the Future
Material Contract is executed.

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22.2
Determination of Ratios
(a)
The Agent (in consultation with the Borrowers) will calculate the LLCR at each Quarter
Date and whenever assessment of LLCR is required under this Agreement in accordance with the following formula:
LLCR
=
Net Producing Cashflow
Debt Outstanding
where:
Net Producing Cashflow is the net present value of CFADS during the period from that date to the Final Repayment Date discounted at the Discount Rate on that date and, where determined on a date other than a Quarter Date, assuming from the Base Case Financial
Model a proportionate amount of CFADS for the period to the first following Quarter Date based on the number of days to that Quarter Date; and
Debt Outstanding is the Principal Outstanding on that date.
Net Producing Cashflow and Debt Outstanding will be calculated in US dollars.
(b)
On determination of LLCR under paragraph (a), the Agent will notify the Borrowers of those determinations. The Agent will promptly notify the Financiers of the LLCR determinations.
(c)
On each Quarter Date the Agent (in consultation with the Borrowers) will also calculate the
DSCR, the Projected DSCR, the PLCR and the RLCR and thereafter promptly notify the
Borrowers and the Financiers of those determinations.
22.3
Offshore Proceeds Account and Debt Service Reserve Account
The Borrower undertakes to the Financiers as follows.
(a)          (Establishment of accounts)
(i)
To establish the Offshore Proceeds Account and the Debt Service Reserve
Account, the Borrowers will submit an application to the Central Bank together with monthly forecasts of inflow and (in the case of the Offshore Proceeds
Account) outflow from the proposed accounts.
(ii)
Once they have received the approval of the Central Bank to establish the Offshore
Proceeds Account and the Debt Service Reserve Account, the Borrowers will maintain the Offshore Proceeds Account and the Debt Service Reserve Account
until the Final Repayment Date.
(iii)
Subject to clauses 22.3(g) and 22.4, an Authorised Officer of a Borrower may
authorise all withdrawals or transfers from the Offshore Proceeds Account or the
Debt Service Reserve Account in accordance with, and as permitted by, this
Agreement.
(iv)
Any part of the balance in the Offshore Proceeds Account or the Debt Service
Reserve Account may be invested in Authorised Investments:

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(A)
with maturity dates and amounts consistent with the profile of the
Borrowers' payment obligations under this Agreement; and
(B)
in a manner to ensure each account remains subject to the Charges granted by the Borrowers.
(b)          (Payments into the Offshore Proceeds Account) The Borrowers will ensure that all
Proceeds received by the Borrowers and amounts withdrawn or transferred from the Debt
Service Reserve Account in accordance with clause 22.3(f) of this Agreement are paid directly into the Offshore Proceeds Account.
(c)          (Payments from the Offshore Proceeds Account) The Borrowers may make the following withdrawals from the Offshore Proceeds Account to pay the following amounts when due (unless otherwise specified) and in the following order of priority:
(i)
on a Drawdown Date, the amounts which may be paid out of drawings made under this Agreement for a purpose referred to in paragraphs (a) or (b) of clause 2;
(ii)
Eligible Cash Call Requirements and Tolukuma Operating Costs and other normal operating costs in respect of the Projects all of which are reflected as being payable during an applicable Quarter in accordance with the Base Case Financial
Model and Tax payable on the overall net income of the Borrowers during the applicable Quarter;
(iii)
on each Interest Payment Date, payment of interest under clause 8, payment of the fees payable under clause 13 and on each Quarter Date, the fees payable under clause 11.4;
(iv)
on each Repayment Date, the Scheduled Repayment;
(v)
any other amounts payable under the Finance Documents including hedging costs related to any Hedging Arrangement (if any);
(vi)
amounts required to be deposited in the Debt Service Reserve Account under this
Agreement;
(vii)
mandatory prepayments of the principal outstanding in respect of Loans made under the Project Debt Facility to the extent required by clause 16.2;
(viii)
voluntary prepayments of the principal outstanding in respect of Loans made under the Project Debt Facility to the extent allowed by clause 16.1; and
(ix)
after any payments contemplated under paragraph (viii), payments or distributions permitted under clause 17.8.
(d)          (Withdrawals from Offshore Proceeds Account)
(i)
Subject to clause 22.4, withdrawals may only be made:
(A)
in the manner envisaged by clause 17.8 (Balance to Borrower) and clause 22.3(c) (Payments from the Offshore Proceeds Accounts); or
(B)
to invest in Authorised Investments in accordance with paragraph (a), but for no other purpose.

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(ii)
The Account Bank's obligation to repay moneys deposited in the Offshore
Proceeds Account is conditional. Amounts deposited in the Offshore Proceeds
Account are only repayable by the Account Bank if the Borrowers have complied with their obligations under this paragraph (d) and have not granted any Security
Interest over the Offshore Proceeds Account other than under a Charge.
(e)          (Payments into the Debt Service Reserve Account) The Borrowers will ensure that as from Financial Close and until the Final Repayment Date there are sufficient amounts deposited to, and at all times maintained in, the Debt Service Reserve Account so that the balance in the Debt Service Reserve Account at all times equals 100% of the Quarterly
Debt Service. Subject to clause 22.3(g), withdrawals from the Debt Service Reserve
Account may only be made in accordance with clause 22.3(f) or to invest in Authorised
Investments in accordance with clause 22.3(a) but for no other purpose.
(f)          (Surplus) So long as there is no subsisting Event of Default, the Borrowers must, after a request by the Agent, transfer to the Offshore Proceeds Account from the Debt Service
Reserve Account any amount by which the credit balance of the Debt Service Reserve
Account exceeds the amount of the credit balance required by this Agreement to be maintained in the Debt Services Reserve Account.
(g)           (Application of moneys in the Debt Service Reserve Account) Where an Event of
Default is subsisting, the Agent may apply the whole, or such part as the Agent determines, of the credit balance of the Debt Service Account against or in reduction of any Secured
Money in respect of the Project Debt Facility and that part of the Secured Money will be satisfied to the extent of such application. The Agent must promptly notify the Borrowers that it has exercised its rights under this clause 22.3(g) and provide details of the application of moneys.
22.4        Control of the Offshore Proceeds Account following Event of Default
At any time while an Event of Default subsists, the Agent may, by notice to the Borrowers take exclusive control of the operation of the Offshore Proceeds Account and any related Authorised
Investments and may apply moneys in the Offshore Proceeds Account or moneys becoming available from a realisation of such Authorised Investments to reduce the Secured Money. The
Borrowers will give notices and directions necessary to facilitate this outcome.
22.5
Provisions relating to the Offshore Proceeds Account and the Debt Service Reserve Account
(a)          (Responsibility of Agent)
(i)
The Agent is not responsible for the performance by the Borrowers of their obligations in relation to the Offshore Proceeds Account or the Debt Service
Reserve Account, nor is it under any obligation to take any action in relation to the
Offshore Proceeds Account or the Debt Service Reserve Account which, in the sole discretion of the Agent, may be contrary to any law or this Agreement.
(ii)
The Agent has no duties in relation to the Offshore Proceeds Account or the Debt
Service Reserve Account except as specified in this Agreement. In that regard, the
Agent will not be liable for any error in judgment or any mistake of fact or law, except for its own fraud, gross negligence or wilful default.

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(iii)
In particular, the Agent is not concerned or responsible as to the application of funds withdrawn from the Offshore Proceeds Account or the Debt Service
Reserve Account or whether amounts paid in that application are properly due and payable.
(b)          (Nature of the Offshore Proceeds Account and the Debt Service Reserve Account)
(i)
The rights of each of the Borrowers in and to the Offshore Proceeds Account and
the Debt Service Reserve Account held by it are personal and incapable of assignment, charging or other dealing, except under the Security Documents. The
Borrowers shall not attempt or purport so to deal with the Offshore Proceeds
Account or the Debt Service Reserve Account held by them.
(ii)
The balances in the Offshore Proceeds Account and the Debt Service Reserve
Account are not withdrawable or repayable except as expressly `provided in this
Agreement.
(c)          (No security) Nothing in clause 22.3 or 22.4 is intended to create, or will create, a registrable Security Interest under PNG law or Australian law.
22.6         Hedging Arrangements
(a)          (Limitation) The Borrowers may only enter into interest rate, gold or foreign exchange hedging arrangements in accordance with this clause 22.6 (Hedging Arrangements). The
Borrowers may only enter into such arrangements with Hedging Counterparties.
(b)          (Hedging)
(i)
The Borrowers may hedge gold prices, interest rates and currency exchange rates in accordance with the Risk Management Policy. Nothing in this clause prevents a
Borrower entering into hedging arrangements in addition to those entered into in accordance with the Risk Management Policy.
(ii)
The Borrowers will promptly provide the Agent with a copy of its most recent
Risk Management Policy and any change to that policy.
(iii)
If a Borrower wishes to enter into a Hedging Arrangement with a Hedging
Counterparty that is not the Primary Lender or a Related Entity of the Primary
Lender it will first give to the Primary Lender a fair and reasonable opportunity of quoting in respect of that Hedging Arrangement which is proposed to be entered into by the Borrower.
22.7
Term of undertakings
Each undertaking in this clause continues from the date of this Agreement until the Secured Money is fully and finally repaid.

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23.
Events of Default
23.1
Events of Default
Each of the following will be an Event of Default:
(a)          (Payment Defaults) A Borrower fails to pay when due any amount payable by it under any Finance Document and in the manner specified in any Finance Document or any document provided in accordance with a Finance Document, and, in the case of payment of interest, fees or expenses only, such failure is not remedied within 3 Business Days after receipt of notice of that non-payment from the Agent.
(b)          (Breach of Undertaking) A Relevant Company fails to comply with any of its obligations under a Finance Document other than the payment of moneys and, if in the opinion of the
Agent that failure can be remedied, is not diligently pursuing a remedy in good faith after it receives a notice from the Agent specifying the default to be remedied and in any event does not remedy that failure within 30 days of receipt of that notice except that, where the relevant obligation required the Relevant Company to provide information within a specific period, that information may be provided within that 30 day period.
(c)          (Misrepresentation) Any representation or warranty made or repeated by or on behalf of a
Relevant Company in or in connection with any Finance Document is untrue in any material respect when made or repeated and, if that representation or warranty is capable of remedy (in the sense that were it to be subsequently repeated in respect of the facts and circumstances then subsisting it would be true and not misleading in all material respects) it is not so remedied within 30 days (or any longer period specified by the Agent) after receipt by the Relevant Company of a notice from the Agent specifying the false, misleading or incorrect representation or warranty.
(d)          (Winding up arrangements, insolvency etc)
(i)
a Relevant Company stopping payment of or entering into an arrangement or compromise in respect of any of its debts other than as may be expressly agreed with a Financier;
(ii)
a Relevant Company becoming insolvent or under any statute being presumed or taken to be insolvent;
(iii)
an administrator being appointed to a Relevant Company;
(iv)
winding up or insolvency resolutions or proceedings being passed or commenced against a Relevant Company which are not stayed, dismissed or withdrawn within
21 days or within that period the Borrower has not satisfied the Agent that the proceeding is frivolous or will not be successful; or
(v)
a liquidator being appointed to the Borrower or MRDC under Part XVIII of the
Companies Act.
(e)          (Enforcement against assets)
(i)
A receiver, receiver and manager, administrative receiver or similar officer is appointed to;
(ii)
a Security Interest is enforced over; or

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(iii)
a distress, attachment or other execution for an amount exceeding US$500,000 is levied or enforced (or applied for) over,
all or any material part of the assets and undertaking of a Relevant Company.
(f)          (Reduction of capital) Without the prior consent of the Agent, the Borrower (either in general meeting or by board resolution):
(i)
reduces its capital (other than as a result of a purchase of its own shares as permitted under s56 of the Companies Act or a redemption of any redeemable shares);
(ii)
passes a resolution to reduce its capital, to provide financial assistance under s63 of the Companies Act or to restrict the circumstances in which it can make calls on its unpaid share capital or passes a resolution under s63(2) of the Companies Act, or an equivalent provision, or calls a meeting to consider such a resolution; or
(iii)
applies to a court to call any such meeting or to sanction any such resolution or reduction.
(g)          (Analogous process) Anything analogous to anything referred to in paragraphs (d) to (f)
inclusive, or which has substantially similar effect, occurs with respect to a Relevant
Company under any overseas law or any law which commences or is amended after the date of this Agreement.
(h)          (Failure to carry on business) A Relevant Company ceases to carry on all or a material part of its business on a permanent basis except to reconstruct or amalgamate while solvent on terms approved by the Agent.
(i)           (Cross-Default) Any Finance Debt in an aggregate principal amount in excess of
US$500,000 (or its equivalent) for which a Relevant Company is liable is not paid when due or such Finance Debt becomes due and payable prior to its stated maturity as a result of the occurrence of a default and all applicable grace periods have expired.
(j)           (Revocation of Authorisation) An Authorisation which is material to the execution or performance by a Relevant Company of a Transaction Document or to the validity and enforceability of a Transaction Document or to the security of the Financiers, is not obtained when required or is repealed, revoked or terminated or expires, or is modified or amended or conditions are attached to it in a manner unacceptable to the Agent, and is not replaced within 14 days by another Authorisation reasonably acceptable to the Agent.
(k)           (Vitiation of documents)
(i)
All or any material part of a Transaction Document is or becomes or is alleged by a Borrower to be or to have become void, illegal, invalid, unenforceable or of limited force and effect and is not remedied within 10 Business Days after the
Borrower becomes aware of that fact;
(ii)
a party becomes entitled to terminate, rescind or avoid all or any material part of a
Transaction Document; or

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(iii)
a party other than a Financier alleges or claims that that it is entitled as described in subparagraph (ii) and that allegation or claim has, or is likely to have, a Material
Adverse Effect.
(l)            (Joint Venture Documents and Material Contracts) Any default, event of default
(however defined), termination or material amendment or breach of any obligation occurs under any Joint Venture Document or Material Contract which:
(i)
is not cured before the end of any cure period allowed under the Joint Venture
Document or Material Contract or the cure of which is not being diligently pursued; and
(ii)
would, if not cured, entitle a counterparty to terminate, repudiate or rescind that
Joint Venture Document or Material Contract,
without the prior written consent of the Agent.
(m)          (LLCR) If the LLCR is less than 1.20:1 on a Quarter Date.
(n)           (DSCR) If the DSCR or the Projected DSCR is less than 1.10:1 on a Quarter Date.
(o)           (PLCR) If the PLCR is less than 1.50:1 on a Quarter Date.
(p)           (RLCR) If the RLCR is less than 1.20:1 on a Quarter Date.
(q)           (Compulsory acquisition) All or any material part of the assets of a Relevant Company
(including assets used in connection with a Project) is compulsorily acquired by or by order of a Government Agency under law
(r)          (Notice of compulsory acquisition)
(i)
A Government Agency orders or makes a public statement indicating its intent to order the sale, vesting or divesting of all or any substantial part of the assets of a
Relevant Company (including assets which are material and used in connection with a Project); and
(ii)
the Borrowers and the Agent (acting on the instructions of the Majority Financiers)
fail to reach agreement within 60 days (or such shorter period determined by the
Agent acting reasonably with regard to timeframe of events referred to in sub-
paragraph (i)) of the date of the order or public statement referred to in sub-
paragraph (i) on a plan to minimise the adverse impact of any circumstance referred to in sub-paragraph (i).
(s)          (Political event) Any civil unrest, war, action by a Government Agency or sovereign intervention in connection with Papua New Guinea occurs which has, or is likely to have, in the opinion of the Majority Lenders, a Material Adverse Effect.
(t)          (Amendment of Constitution) A Borrower passes a resolution to adopt or otherwise adopts a constitution without the prior consent of the Agent.
(u)          (Insurance) A Borrower fails to comply with any of its obligations under clause 22.1(l)(iii).

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(v)          (Material Adverse Effect)
(i)
Any event or series of events, whether related or not (including environmental events) occurs in respect of a Relevant Company or a Project;
(ii)
There is a change in the financial condition of a Relevant Company or a Project; or
(iii)
Any action is taken, a claim is made, or there is a requirement of expenditure or cessation or change of activity in respect of a Relevant Company or a Project,
(other than in respect of the Emperor Transaction or Completion) which has, or is reasonably likely to have, a Material Adverse Effect.
(w)         (Intervening Law) Any law or action by a Government Agency wholly or partially to a material extent restricts the performance of effectiveness of a Financial Document or otherwise has a Material Adverse Effect.
23.2
Consequences of an Event of Default
If an Event of Default has occurred and is subsisting, the Agent (acting on instructions of the
Majority Financiers) may at any time do all or any of the following:
(a)
by notice to the Borrowers, declare that the obligations of the Financiers to make available a Facility is terminated, in which case the Commitment of each Financier under its Facility will terminate immediately;
(b)
by notice to the Borrowers, declare that the Principal Outstanding, any accrued but unpaid interest and fees and any other amounts outstanding under each Finance Document are:
(i)
payable on demand; or
(ii)
due and payable, in which case those amounts will be immediately due and payable and the Borrowers shall immediately pay them to the Agent for the account of the Financiers; and
(c)
notify the Account Bank that they may no longer accept instructions regarding withdrawals and investments of funds from the Borrowers and instead shall accept instructions from the
Agent.
23.3        Review Event
(a)
Change of Control
It is a Review Event if, without the prior consent of the Agent (acting on the instructions of the Majority Financiers), there is a Change of Control, except as a result of Completion occurring or as a result of the implementation of any of the steps in the Emperor
Transaction.
(b)
Consequences of a Review Event
If a Review Event occurs:
(i)
the Borrowers must promptly give notice to the Agent of the Review Event
(including details of the Review Event);
(ii)
the Borrowers shall promptly provide, or cause to be provided, to the Agent (and no later than 5 Business Days after the request or such longer period as the Agent

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(acting on the instructions of the Majority Financiers) may otherwise agree) any information the Agent (acting on the instructions of the Majority Financiers)
requests in relation to the financial standing of the Borrowers, their ownership or the ownership of the Projects as a result of, or as impacted by, the Change of
Control;
(iii)
within 3 Business Days of receipt by the Agent of the notice under clause
23.3(b)(i), if the Agent (acting on the instructions of the Majority Financiers)
requires it, the Agent and the Borrowers shall begin to discuss possible remedial action (including amendments to the Finance Documents that may be required by the Agent (acting on the instructions of the Majority Financiers) for not more than
30 days;
(iv)
if the remedial action cannot be agreed (including if the Borrowers do not agree to the amendments to the Finance Documents required by the Agent (acting on the instructions of the Majority Financiers)) within 90 days of the Review Event having occurred (or such later date as the Agent acting on the instructions of the
Majority Financiers may determine), then the Agent (acting on the instructions of the Majority Financiers) may, by written notice to the Borrowers, do any or all of the following:
(A)
terminate all or any of the obligations of the Financiers under any Finance
Document; or
(B)
declare some or all of the Principal Outstanding to be due and payable on demand together with all accrued and unpaid interest and other amounts outstanding in respect of so much of the Principal Outstanding which is declared to be due and payable.
(c)
No effect
This clause 23.3 does not affect the Financiers' rights if an Event of Default has occurred.
24.          Indemnities
The Borrowers shall indemnify each Financier against any loss, cost, liability or expense (including legal costs on a full indemnity basis) which the Financier (or any officer or employee of the
Financier) incurs as a result of or in connection with:
(a)
any Event of Default or breach of a Finance Document;
(b)
any exercise of any right, power or remedy under any Finance Document;
(c)
the property secured under the Security Documents or the existence of any interest in or control, right, power or remedy with respect to the each secured property;
(d)
a Loan requested in a Drawdown Notice or Selection Notice not being provided for any reason (including failure to fulfil any condition precedent but excluding any default by the
Financier which is claiming under this clause );

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(e)
the Primary Lender receiving payments of principal in respect of any Loan before the last day of a Funding Period relating to the Loan for any reason, including prepayment in accordance with this Agreement, but excluding default by the Agent; or
(f)
a Financier acting in connection with a Finance Document in good faith on facsimile instructions purporting to originate from the offices of a Borrower or to be given by an
Authorised Officer of a Borrower.
Without limitation the indemnity will cover any amount determined by the relevant Financier
(acting reasonably) to be incurred because of the liquidation or re-employment of deposits or other funds acquired or contracted for by the relevant Financier to fund or maintain any Loan or amount
(including loss of margin) and because of the reversing or termination of any agreement or arrangement entered into by the relevant Financier to hedge, fix or limit its effective cost of funding or maintaining any Loan or amount.
25.
Interest on overdue amounts
25.1
Accrual and payment
(a)          (Accrual) Interest accrues on each unpaid amount which is due and payable by a Borrower under or in respect of this Agreement (including interest payable under this clause ):
(i)
on a daily basis up to the date of actual payment from (and including) the due date or, in the case of an amount payable by way of reimbursement or indemnity, the date of disbursement or loss, if earlier;
(ii) both before and after judgment (as a separate and independent obligation); and
(iii)
at the rate provided in clause 25.2 (Rate).
(b)          (Payment) The Borrower shall pay outside PNG interest accrued under this clause on demand by the Agent at the end of each Quarter. That interest is payable in the currency of the unpaid amount on which it accrues.
25.2        Rate
The rate applicable under this clause is the sum of 2% pa plus:
(a) the rate (if any) applicable to the amount immediately before the due date; or
(b)
if none, the sum of 2.10% pa for the relevant period and LIBOR for successive funding periods of one month calculated on a daily basis and a year of 360 days.
26.          Currency indemnity
26.1        General
The Borrowers shall indemnify each Financier against any deficiency which arises whenever, for any reason (including as a result of a judgment or order or liquidation):
(a)
the relevant Financier receives or recovers an amount in one currency (the Payment
Currency) in respect of an amount denominated under any Finance Document in another currency (the Due Currency); and

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(b)
the amount actually received or recovered by the relevant Financier in accordance with its normal practice when it converts the Payment Currency into the Due Currency is less than the relevant amount of the Due Currency.
26.2        Reimbursement
Where an amount to be reimbursed or indemnified against under a Finance Document is denominated in another currency, if the relevant Financier so requests, the Borrowers shall reimburse or indemnify it against the amount of Australian Dollars or United States Dollars (as the
case may be) which the relevant Financier certifies it used to buy the relevant amount of the other currency in accordance with its normal procedures. If the relevant Financier does not so request, the
Borrowers shall reimburse or indemnify it in the relevant currency.
27.         Control accounts
The accounts kept by the Agent constitute sufficient evidence unless the contrary is proved of the amount at any time due from the Borrowers under this Agreement.
28.          Expenses
(a)
The Borrowers shall reimburse the Financiers for all reasonable costs, fees and expenses
(including legal expenses) incurred by them in connection with:
(i)
the negotiation, preparation, execution and completion of the Finance Documents and any subsequent consent, agreement, approval, waiver or amendment; and
(ii)
any actual or good-faith contemplated enforcement of the Financiers' rights under the Finance Documents.
(b)
All costs and expenses (including legal expenses and site visit expenses) reasonably incurred in connection with the syndication of the Finance Documents shall be for the account of the Financiers.
29.          Stamp  duties
(a)
The Borrowers shall pay all stamp duties, transaction, registration and similar Taxes
(including fines and penalties) which may be payable in relation to the execution, delivery, performance or enforcement of any Finance Document or any payment or receipt or any other transaction contemplated by any Finance Document and shall indemnify the
Financiers against the payment of the same.
(b)
The Borrowers shall indemnify each Financier against any liability resulting from delay or omission to pay those Taxes except to the extent the liability results from failure by the
Financier to pay any Tax after having been put in funds to do so by the Borrowers.
30.         Set-off
(a)
The Borrowers irrevocably authorise each Financier, if an Event of Default has occurred and is subsisting and action is taken by the Agent under clause 23.2, to apply any credit balance in any currency (whether or not matured) in any of its accounts with any branch of

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that Financier towards satisfaction of any sum at any time due and payable by it to that
Financier under or in relation to this Agreement. No Financier is obliged to make the application but if any such application occurs that Financier will notify the Borrowers as soon as it may be practicable thereafter.
(b)
Any Financier may effect currency exchanges appropriate to implement that application.
(c)
Despite anything else in any of the Finance Documents, no Financier may exercise in respect of the Secured Money any right of set-off, combination of accounts or banks' lien or any analogous right in respect of the Distribution Account, and each Financier waives any right it has to do so.
31.
Waivers, remedies cumulative
(a)
No failure to exercise and no delay in exercising any right, power or remedy under any
Finance Document operates as a waiver. Nor does any single or partial exercise of any right, power or remedy preclude any other or further exercise of that or any other right, power or remedy.
(b)
The rights, powers and remedies provided to the Financiers in the Finance Documents are in addition to, and do not exclude or limit, any right, power or remedy provided by law.
32.
Severability of provisions
Any provision of any Finance Document, or any document provided in accordance with a Finance
Document, which is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That does not invalidate the remaining provisions of that Finance Document or other document nor affect the validity or enforceability of that provision in any other jurisdiction.
33.
Survival of representations
All representations and warranties in this Agreement survive the execution and delivery of this
Agreement and the provision of advances and accommodation.
34.
Indemnities and reimbursement obligations
Unless otherwise stated, each indemnity, reimbursement or similar obligation in any Finance
Document:
(a)
is a continuing obligation;
(b)
is a separate and independent obligation;
(c)
is payable on demand; and
(d)
survives after termination or discharge of the relevant Finance Document.

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35.         Moratorium  legislation
To the full extent permitted by law all legislation which at any time directly or indirectly:
(a)
lessens, varies or affects in favour of the Borrower any obligation under a Finance
Document; or
(b)
delays, prevents or prejudicially affects the exercise by any Financier of any right, power or remedy conferred by any Finance Document,
is excluded from the Finance Documents.
36.         Consents and opinions
Except where expressly stated any Financier may give or withhold, or give conditionally, approvals and consents, may be satisfied or unsatisfied, may form opinions and may exercise its rights, powers and remedies, at its absolute discretion.
37.          Assignments
37.1
Assignment by Borrower
A Borrower may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the Agent acting on the instructions of the Majority Financiers.
37.2
Assignment by Financiers
A Financier may assign or transfer to a bank or financial institution all or any of its rights or obligations under this Agreement at any time after the date of this Agreement if:
(a)
all Authorisations required:
(i)
to enable the Borrowers to lawfully perform the Finance Documents to which it is expressed to be a party and the transactions contemplated by those documents
(insofar as they relate to the assignee or transferee bank or financial institution);
and
(ii)
to ensure the validity and enforceability of those documents (insofar as the same relates to the assignee or transferee bank or financial institution), are obtained or procured by the Financier;
(b)
subject to clause 37.3, the Borrowers have given their prior consent. In the case of any assignment or transfer by a Financier of its rights and obligations under this Agreement:
(i)
the Borrowers shall not withhold their consent unreasonably; and
(ii)
the Borrowers' consent will be taken to have been given if no response is received within 10 Business Days of the request for consent;
(c)
(to the extent applicable) the proposed assignment or transfer is pro rata in respect of that
Financier's Commitment in relation to a Facility;
(d)
in the case of a transfer of obligations the transfer is effected by a substitution in accordance with clause 37.4 (Substitution certificates); and

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(e)
on any date when a substitution is to take effect under this clause the obligations of a
Financier being assumed include an LC Participant's Share of the Maximum Liability of
Letters of Credit issued under the LC Facility, on the substitution date the parties agree that the Agent will withdraw and cancel those Letters of Credit and issue new Letters of Credit showing the LC Participant's revised Share and the substitute Financier's share of the
Maximum Liability thereunder having regard to the substitution.
Despite the other provisions of this clause 37.2 (but subject to clause 37.2(a)), a Financier may at any time assign or otherwise transfer a right, remedy or power under a Finance Document or grant a participation or sub-participation in a Finance Document to any special purpose vehicle provided that the transferor Financier remains the Financier of record in respect of this Agreement.
37.3
Borrowers' consent not required
The Borrowers' prior consent to a Financier assigning or transferring all or any of its rights or obligations under clause 37.2 shall not be required, subject to clause 37.2(a), where the transferee or assignee is a Related Entity of the Financier.
37.4        Substitution  certificates
(a)
If a Financier wishes to substitute a new bank or financial institution for all or part of its participation under this Agreement, it and the substitute shall execute and deliver to the
Agent four counterparts of a certificate substantially in the form of Annexure E.
(b)
On receipt of the certificate, if the Agent is satisfied that the substitution complies with clause 37.2 (Assignment by Financiers), it shall promptly:
(i)
notify the Borrowers;
(ii)
countersign the counterparts on behalf of all other parties to this Agreement;
(iii)
enter the substitution in a register kept by it (which will be conclusive); and
(iv)
retain one counterpart and deliver the others to the retiring Financier, the substitute
Financier and the Borrowers.
(c)
When the certificate is countersigned by the Agent the retiring Financier will be relieved of its obligations to the extent specified in the certificate and the substitute Financier will be bound by the Finance Documents as stated in the certificate.
(d)
Each other party to this Agreement irrevocably authorises the Agent to sign each certificate on its behalf.
(e)
Unless the Agent otherwise agrees, no substitution may be made while any Drawdown
Notice is current.
37.5       Disclosure
A Financier may disclose to a proposed assignee, transferee or sub-participant information which relates to a Relevant Company or was furnished in connection with the Finance Documents if it first obtains the written consent of each Relevant Company (who shall not unreasonably withhold that consent) provided that the proposed assignee, transferee or sub-participant enters into an undertaking with the Relevant Companies to keep such information confidential.

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37.6
No increased costs
Despite anything to the contrary in this Agreement, if a Financier assigns its rights or transfers its obligations under this Agreement or changes the jurisdiction of its Lending Office, the Borrowers will not be required to pay any costs, charges and expenses or the net increase in the total amount of costs, Taxes, fees or charges which is a consequence of the assignment or change.
37.7        No illegality
Despite anything to the contrary in this Agreement, a Financier may not assign its rights or transfer its obligations under this Agreement or change the jurisdiction of its Lending Office if such assignment, transfer or change would:
(a)
make it unlawful or impossible for any Financier to make, fund or maintain the accommodation required under this Agreement;
(b)
make it unlawful or impossible for the Borrowers to perform the Finance Documents to which it is expressed to be a party and the transactions contemplated by those documents;
or
(c)
result in the Financing Documents not being valid or enforceable.
38.
Relationship of Financiers to Agent and Security Trustee
38.1        Authority
(a)          (Agent) Subject to clause 38.15 (Replacement of Agent) each Financier irrevocably appoints the Agent to act as its agent under the Finance Documents. The Agent has all powers expressly delegated to it by the Finance Documents together with all other powers reasonably incidental to those powers. In relation to the Security Trust Deed the Agent has such rights, powers and discretions as if it were beneficially entitled to the rights comprising the trust fund under the Security Trust Deed but must exercise them in accordance with the rights, powers and discretions conferred on it under this clause 38
(Relationship of Financiers to Agent and Security Trustee).
(b)          (Security Trustee) Subject to the provisions of the Security Trust Deed, the Agent and each Financier irrevocably appoints the Security Trustee to act as its security trustee under the Finance Documents. The Security Trustee has all powers expressly conferred on it by the Finance Documents.
(c)          (Duties) Neither the Agent nor the Security Trustee will have any duties or responsibilities except those expressly set out in the Finance Documents.
38.2
Instructions; extent of discretion
(a)
In the exercise of all its rights, powers and discretions under the Finance Documents the
Agent shall act in accordance with the instructions (if any) of the Majority Financiers or
(where so specified) of all Financiers.
(b)
In the absence of those instructions, the Agent need not act but may act as it sees fit in the best interests of the Financiers.
(c)
Any action taken by the Agent under the Finance Documents binds all the Financiers.

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(d)
The Agent is obliged to consult with the Financiers before giving any consent, approval or agreement or making any determination under the Finance Documents except where this
Agreement expressly provides otherwise.
38.3
No obligation to investigate authority
(a)
The Borrowers need not enquire whether any instructions have been given to the Agent by all Financiers or the Majority Financiers, whether instructions need or need not be given by all Financiers or the Majority Financiers or as to the terms of those instructions.
(b)
As between the Borrower on the one hand and the Agent and the Financiers on the other, all action taken by the Agent under the Finance Documents will be taken to be authorised.
38.4
Agent not a fiduciary
The Agent does not owe, and will not be taken to owe, any fiduciary duty to any Financier,
Borrower or any other person except as expressly provided in a Finance Document.
38.5        Exoneration
Neither the Agent nor any of its respective directors, officers, employees, agents, attorneys, Related
Entities or successors is responsible to the Financiers for, or will be liable (whether in negligence or on any other ground whatever) in respect of any of the following whether occurring before or after the date of this Agreement.
(a)
Any conduct relating to, contained in or relying on, any loan proposal or information memorandum, any Finance Document or any document or agreement referred to in or received under any Finance Document (including the PRI Contract).
(b)
The value, validity, effectiveness, genuineness, enforceability or sufficiency of any loan proposal or information memorandum, any Finance Document or any other document or agreement.
(c)
Any failure by any Relevant Company to perform its obligations.
(d)
Any action taken or omitted to be taken by it or them under any Finance Document except in the case of its or their own fraud, wilful misconduct or gross negligence.
38.6        Delegation
The Agent may employ agents and attorneys.
38.7
Reliance on documents and experts
The Agent may rely on:
(a)
any document (including any facsimile transmission, telegram or telex) believed by it to be genuine and correct; and
(b)
advice and statements of lawyers, independent accountants and other experts selected by the Agent.

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38.8
Notice of transfer
The Agent may treat each Financier as the holder of the Financier's rights under the Finance
Documents until the Agent has received either a substitution certificate under this Agreement or a notice of assignment satisfactory to the Agent.
38.9
Notice of default
(a)
The Agent will be taken not to have knowledge of the occurrence of an Event of Default or
Potential Event of Default unless the Agent has received notice from a Financier or
Relevant Company stating that an Event of Default or Potential Event of Default has occurred and describing it.
(b)
If the Agent receives notice or the officers of the Agent who have day to day responsibility for the transaction become aware that an Event of Default or Potential Event of Default has occurred, the Agent shall notify the Financiers, subject to clause 38.14(b)
38.10       Agent as Financier and banker
(a)
The Agent in its capacity as a Financier has the same rights and powers under the Finance
Documents as any other Financier. It may exercise them as if it were not acting as the
Agent.
(b)
The Agent may engage in any kind of business with any Relevant Company as if it were not the Agent. It may receive consideration for services in connection with any Finance
Document and otherwise without having to account to the Financiers.
38.11       Indemnity to Agent
(a)
The Financiers shall indemnify the Agent (to the extent not reimbursed by the Borrowers under any Finance Document) rateably in accordance with their respective Commitments
(or, if nil, their respective shares of the Secured Money) against any loss, cost, liability, expense or damage the Agent may sustain or incur directly or indirectly under or in relation to the Finance Documents.
(b)
No Financier is liable under this sub-clause for any of the above to the extent that they arise from the Agent's fraud, wilful misconduct or gross negligence.
(c)
Subject to clause 28 (Expenses), the Borrowers shall indemnify each Financier against any amount paid under paragraph (a) except where such payment is made in the absence of a liability to make such payment as a consequence of paragraph (b). This does not limit its liability under any other provision.
38.12      Independent investigation of credit
Each Financier confirms that it has made and will continue to make, independently and without reliance on the Agent or any other Financier:
(a)
its own investigations into the affairs of the Relevant Companies; and
(b)
its own analyses and decisions whether to take or not take action under any Finance
Document.

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38.13      No monitoring
The Agent is not required to keep itself informed as to the compliance by any Relevant Company with any Finance Document or any other document or agreement or to inspect any property or book of any Relevant Company.
38.14      Information
(a)
The Agent shall provide to each Financier a copy of each notice, report and other document which is provided to the Agent in sufficient copies for the Financiers under the Finance
Documents.
(b)
Subject to clause 46, the Borrower authorises the Agent to provide any Financier with any information concerning any Relevant Company's affairs which may otherwise come into the possession of the Agent. The Agent is not obliged to do so.
(c)
The Agent is not obliged to disclose any information relating to any Relevant Company if in the opinion of the Agent (on the basis of the advice of its legal advisers) disclosure would or might breach a law or a duty of secrecy or confidence.
38.15       Replacement of Agent
(a)
Subject to the appointment of a successor Agent as provided in this clause :
(i)
the Agent may resign at any time by giving not less than 45 days' notice to the
Financiers and to the Borrowers; and
(ii)
the Majority Financiers may remove the Agent from office by giving not less than
45 days' notice to the Borrowers and the Agent.
(b)
On notice of resignation or removal the Majority Financiers have the right to appoint a successor Agent approved by the Borrowers (such approval not to be unreasonably withheld) and who accepts the appointment.
(c)
If no successor Agent is appointed within 45 days after notice, the retiring Agent may on behalf of the Financiers appoint a successor Agent approved by the Borrowers (such approval not to be unreasonably withheld) who accepts the appointment.
(d)
On its appointment the successor Agent will have all the rights, powers and obligations of the retiring Agent. The retiring Agent will be discharged from its rights, powers and obligations.
(e)
The retiring Agent shall execute and deliver all documents or agreements which are necessary or in its opinion desirable to transfer to the successor Agent each Security
Interest and Guarantee held by the retiring Agent in relation to the Secured Money or to effect the appointment of the successor Agent.
(f)
After any retiring Agent's resignation or removal, this clause will continue in effect in respect of anything done or omitted to be done by it while it was acting as Agent.
(g)
The Borrowers shall not unreasonably withhold their approval of any proposed successor
Agent. They shall respond as soon as practicable to any request for approval.
(h)
The Borrowers need not pay the cost of the appointment of a successor Agent under this clause .

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38.16      Amendment of Finance Documents
Each Financier authorises the Agent to agree with the other parties to any Finance Document to amend any Finance Document if:
(a)
the amendment will not increase the Commitments or other obligations of the Financiers, change the dates or amounts of payment of any of the Secured Money, release any of the property secured under the Security Documents or amend this sub-clause or any provision under which the agreement or instructions of all Financiers or the Majority Financiers are
required; and
(b)
(i)
the Agent is satisfied that the amendment is made to correct a manifest error or an error of a minor nature or that the amendment is of a formal or technical nature only; or
(ii)
the Majority Financiers have, on request by the Agent, notified the Agent of their agreement to the amendment.
Each Financier will be bound by any amendment so agreed to by the Agent as if it were party to the relevant amendment agreement.
39.          Proportionate  sharing
39.1        Sharing
Whenever any Financier receives or recovers any money in respect of any sum due from a Relevant
Company under a Finance Document in any way (including by set-off) except through distribution by the Agent under this Agreement:
(a)
the Financier shall immediately notify the Agent;
(b)
the Financier shall immediately pay that money to the Agent (unless the Agent directs otherwise);
(c)
the Agent shall treat the payment as if it were a payment by the Relevant Company on account of all sums then payable to the Financiers; and
(i)
the payment or recovery will be taken to have been a payment for the account of the Agent and not to the Financier for its own account, and to that extent the liability of the Borrowers to the Financier will not be reduced by the recovery or payment, other than to the extent of any distribution received by the Financier under paragraph (c); and
(ii)
(without limiting subparagraph (i)) immediately on the Financier making or becoming liable to make a payment under paragraph (b), the Borrowers shall indemnify the Financier against the payment to the extent that (despite subparagraph (i)) its liability has been discharged by the recovery or payment.
If the Financier is required to disgorge or unwind all or part of the relevant recovery or payment then the other Financiers shall repay to the Agent for the account of the Financier the amount necessary to ensure that all the Financiers share rateably in the amount of the recovery or payment retained.
Paragraphs (b) and (c) above apply only to the retained amount.

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39.2
Refusal to join in action
A Financier who does not accept an invitation to join an action against any Relevant Company or does not share in the costs of the action (in each case having been given a reasonable opportunity to do so) is not entitled to share in any amount so recovered.
40.          Agent  dealings
Except where otherwise expressly provided:
(a)
all correspondence under or in relation to the Finance Documents between a Financier on the one hand, and the Borrowers on the other, will be addressed to the Agent; and
(b)
each Financier and the Borrowers severally agree to deal with and through the Agent in accordance with this Agreement.
41.          Notices
All notices, requests, demands, consents, approvals, agreements or other communications to or by a party to this Agreement:
(a) must be in writing;
(b) must be signed by an Authorised Officer of the sender; and
(c) will be taken to be duly given or made:
(i)
(in the case of delivery in person or by post or facsimile transmission) when delivered, received or left at the address of the recipient shown in this Agreement, or in a substitution certificate executed under clause 37.4 (Substitution certificates), or to any other address which it may have notified the sender; or
(ii)
(in the case of a telex) on receipt by the sender of the answerback code of the recipient at the end of transmission,
but if delivery or receipt is on a day on which business is not generally carried on in the place to which the communication is sent or is later than 4pm (local time), it will be taken to have been duly given or made at the commencement of business on the next day on which business is generally carried on in that place.
For the purposes of this clause , the address details for each of the Agent and the Security Trustee are as follows:
[                                                            ]
42.          Authorised  officers
The Borrowers irrevocably authorise each Financier to rely on a certificate by any person purporting to be its director or secretary as to the identity and signatures of its Authorised Officers. The
Borrowers warrant that those persons have been authorised to give notices and communications under or in connection with the Finance Documents.

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43.
Governing law and jurisdiction
43.1        Governing  Law
This Agreement is governed by the laws of Victoria, Australia. The Borrowers submit to the non-
exclusive jurisdiction of courts exercising jurisdiction there.
43.2
Service of process
Each Borrower has appointed DRD Australasian Services Pty Ltd of WBM Building, Level 1, 490
Upper Edward Street, Spring Hill, Queensland 4004 as its agent for service of process on it in respect of any proceedings arising out of or in connection with each Finance Document, and shall deliver a copy of the letters of appointment and acceptance to the Agent on execution of this
Agreement. The Borrowers undertake to maintain such an agent until all its obligations under this
Agreement have been satisfied in full.
44.         Counterparts
This Agreement may be executed in any number of counterparts. All counterparts together will be taken to constitute one instrument.
45.          Acknowledgement  by  Borrowers
Each Borrower confirms that:
(a)
it has not entered into this Agreement in reliance on, or as a result of, any statement or conduct of any kind of or on behalf of any Financier or any Related Entity of any Financier
(including any advice, warranty, representation or undertaking); and
(b)
neither any Financier nor any Related Entity of any Financier is obliged to do anything
(including disclose anything or give advice),
except as expressly set out in the Finance Documents or in writing duly signed by or on behalf of any Financier or Related Entity of any Financier.
46.         Confidentiality
46.1       Confidentiality
Subject to the following sub-clause , no Financier shall disclose any unpublished information or documents supplied by any Relevant Company or otherwise coming into its possession in connection with the Finance Documents unless such information is either indicated by any Relevant
Company not to be confidential or is in the public domain.
46.2        Permitted  disclosure
A Financier may disclose any confidential information or documents:
(a)
in enforcing a Finance Document, in a proceeding arising out of or in connection with a
Finance Document or to the extent that disclosure is reasonably regarded by the Financier as necessary to protect its interests;

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(b)
if required under a binding order of a Government Agency or any procedure for discovery in any proceedings;
(c)
if required under any law or any administrative guideline, directive, request or policy whether or not having the force of law and, if not having the force of law, with which responsible bankers or financial institutions similarly situated would normally comply;
(d)
as required or permitted by any Finance Document (including to enable a syndication, sell down or participation in respect of any Facility);
(e)
to its legal advisers; or
(f)
with the prior written consent of the Borrowers.
46.3
Notice of disclosure
As soon as possible after any disclosure relating to a Relevant Company made by a Financier as permitted by clause 46.2, the Financier will inform the Relevant Company of the particular information or document disclosed but any failure by a Financier to so inform the Relevant
Company will not give rise to any liability or claim against the Financier or affect in any way any of its rights under the Finance Documents.
46.4        Survival of obligation
This clause survives the termination of this Agreement.

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Executed as an agreement.
Each attorney executing this Agreement states that he has no notice of revocation or suspension of his power of attorney.
The Borrowers
Signed for DRD (Porgera) Limited by its duly
authorised signatory in the presence of:
Witness Signature /s/ C Moore
C Moore
Chief Financial Officer
Print Name
Print Name Clyde Moore
Signed for Tolukuma Gold Mines Limited by
its duly authorised signatory in the presence of:
Witness Signature /s/ C Moore
C Moore
Chief Financial Officer
Print Name
Print Name Clyde Moore
The Primary Lender
Signed for Australia and New Zealand
Banking Group (PNG) Limited by its attorney
under power of attorney in the presence of:
Witness Signature Attorney Signature
Print Name
Print Name

Facility Agreement

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Facility Agreement

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The LC Participant
Signed for Australia and New Zealand
Banking Group Limited by its attorney under
power of attorney in the presence of:
Witness Signature Attorney Signature /s/D Ota
Print Name
Print Name
The Security Trustee
Signed for ANZ Fiduciary Services Pty Ltd by
its attorney under power of attorney in the
presence of:
Witness Signature Attorney Signature /s/SA Close
Print Name
Print Name
The Agent
Signed for Australia and New Zealand
Banking Group Limited by its attorney under
power of attorney in the presence of:
Witness Signature Attorney Signature /s/D Ota
Print Name
Print Name

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Schedule 1
LC Participants
1
Lender
2
Lending Office
3
Percentage
Participation
4
Address for
Correspondence (if
other than Lending
Office)
Australia and New
Zealand Banking Group
Limited
(ABN 11 005 357 522)
Address:
[                                        ]
100 per cent

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Schedule 2
Material Contracts
Tolukuma
1.            Refining dated 14 April 2005 between Tolukuma and [AGR Matthy] in relation to the transporting and refining of ore.
2.            Agreement dated 7 April 2004 between Tolukuma and [Heli Niugini Limited ] in respect to the provision of helicopter services.
3.
Catering Contract dared 1 April 2003 between Tolukuma and Crocodile Catering (PNG) Limited for the provision of catering services, as extended pursuant to First Extension Agreement to the
Catering Contract between Tolukuma and Crocodile Catering (PNG) Limited.

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Schedule 3
Repayment Schedule
Repayment Date
Percentage to be repaid
Repayment Amount
Loan Balance
31 March 2007
3.33%
$1,167,000                            $33,833,000
30 June 2007
3.33%
$1,167,000                            $32,667,000
30 September 2007
3.33%                                      $1,167,000
$31,500,000
31 December 2007
3.33%
  $1,167,000
$30,333,000
31 March 2008
3.33%
$1,167,000                           $29,167,000
30 June 2008
3.33%
$1,167,000                           $28,000,000
30 September 2008
3.33%                                      $1,167,000
$26,833,000
31 December 2008
3.33%
$1,167,000
$25,667,000
31 March 2009
3.33%
$1,167,000                           $24,500,000
30 June 2009
3.33%
$1,167,000                           $23,333,000
30 September 2009
3.33%                                      $1,167,000
$22,167,000
31 December 2009
3.33%
$1,167,000
$21,000,000
31 March 2010
3.33%
$1,167,000                           $19,833,000
30 June 2010
3.33%
$1,167,000                           $18,667,000
30 September 2010
3.33%                                      $1,167,000
$17,500,000
31 December 2010
3.33%
$1,167,000
$16,333,000
31 March 2011
3.33%
$1.167,000                            $15,167,000
30 June 2011
3.33%
$1,167,000                            $14,000,000
30 September 2011
3.33%                                      $1,167,000
$12,833,000
31 December 2011
36.67%
$12,833,000
$35,000,000

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Annexure A
Drawdown Notice
To:
[insert name and address of Agent]
DRD (PORGERA) LIMITED – TOLUKUMA GOLD MINES LIMITED - DRAWDOWN NOTICE
NO. [*]
We refer to the Facility Agreement dated [*] 2006 (the Facility Agreement).
Under clause 4 (Drawdown Notices) of the Facility Agreement we give you irrevocable notice that:
(1)
We wish to use the [Project Debt Facility] [Working Capital Facility] and to make a drawing on [*]
20[*] (the Drawdown Date);
[NOTE: Date is to be a business day.]
(2)
The total principal amount to be drawn is [*];
(3) Particulars of each Loan are as follows:
Principal Amount (stated in US Dollars)
Funding Period
[*]
[*]
[NOTE: Amounts to comply with clause 6 and length of funding period to comply with clause 7.]
(4)
[please remit the proceeds to account number [*] at [*]];
(5) We represent and warrant that:
(a)
each of the conditions precedent set out in clause 20 of the Facility Agreement has been satisfied;
(b)
on the proposed Drawdown Date, the Availability Period in respect of the applicable
Facility has not ended;
(c)
[(except as disclosed in paragraph (e)] the representations and warranties in the Facility
Agreement, with the exception of clauses 18.1(k) and (l) in relation to information provided at the date of the Facility Agreement, are true as though they had been made at the date of this Drawdown Notice and the Drawdown Date specified above in respect of the facts and circumstances then subsisting;
(d)
[(except as disclosed in paragraph (e)] no Event of Default or Potential Event of Default is
subsisting or will result from the drawing;
[(e)
details of the exceptions to paragraphs (c) and (d) are as follows: [*], and we [have taken/propose] the following remedial action [*];] and

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[NOTE: Inclusion of a statement under paragraph (e) shall not prejudice the conditions precedent in the agreement.]
(f)
the proceeds are to be applied for a purpose permitted by clause 2 of the Facility Agreement and for no other purpose.
Definitions in the Facility Agreement apply when used in this Drawdown Notice.
On behalf of DRD (PORGERA) LIMITED
By:
[Authorised Officer]
On behalf of TOLUKUMA GOLD MINES LIMITED
By:
[Authorised Officer]
DATED                                      20[*]

Facility Agreement

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Annexure B
Selection Notice
To:
[insert name and address of Agent]
DRD (PORGERA) LIMITED – TOLUKUMA GOLD MINES LIMITED - SELECTION NOTICE
NO. [*]
We refer to the Facility Agreement [*] 2006 (the Facility Agreement).
Under clause 5 (Selection Notices) of the Facility Agreement we give you irrevocable notice that:
(1)
we wish to continue [a Loan/Loans in respect of the Project Debt Facility] on [*] 20[*] (the
Selection Date); [NOTE: The selection date is to be a business day.]
(2)          particulars of [each/the] Loan in respect of the Project Debt Facility requested as from that Selection
Date are as follows:
Principal Amount (stated in US Dollars)
Funding Period
[*]
[*]
[NOTE: Amounts to comply with clause 6 and length of funding period to comply with clause 7.]
(3) we represent and warrant that:
(a)
[(except as disclosed in paragraph (c)] the representations and warranties in the Facility
Agreement, with the exception of clauses 18.1(k) and (l) in relation to information provided at the date of the Facility Agreement, are true as though they had been made at the date of this Selection Notice and the Selection Date specified above in respect of the facts and circumstances then subsisting;
(b)
[(except as disclosed in paragraph (c)] no Event of Default or Potential Event of Default is
subsisting or will result from the drawing or continuation of the [Loan/Loans in respect of the Project Debt Facility]; and
[(c)
Details of the exceptions to paragraphs (a) and (b) are as follows: [*], and we [have taken/propose to take] the following remedial action [*].]
[NOTE: Inclusion of a statement under paragraph (c) shall not prejudice the conditions precedent in the agreement.]
Definitions in the Facility Agreement apply in this Selection Notice.

Facility Agreement

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On behalf of DRD (PORGERA) LIMITED

By:

On behalf of TOLUKUMA GOLD MINES LIMITED

By:
DATED                                                   20[*]

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Annexure C
Form of Project Debt Facility LC (Clause 10.3(b))
[Date]
To:
Address:
Telex:
Dear Sirs,
Australia and New Zealand Banking Group Limited (Agent), on behalf of the Financiers listed below
(Financiers) in the proportions (Share) specified opposite those Financiers:
Name of Financier
Share
hereby issues an irrevocable Standby Letter of Credit as follows:
Irrevocable Standby Letter of Credit No. [     ]
Dated [         20# ]
Account Party:
DRD (Porgera) Limited and Tolukuma Gold Mines Limited
Beneficiary:
Australia and New Zealand Banking Group (PNG) Limited
Maximum Liability:
The maximum liability payable under this Letter of Credit at any time is the amount which is equal to the sum of:
(a)
the principal amount of each Loan made under the Project Debt
Facility and which remains outstanding (a Principal Amount)
under the Facility Agreement dated [ ] February 2006 between, amongst others, DRD (Porgera) Limited, Tolukuma Gold Mines
Limited and the Agent (the Facility Agreement));
(b)
the amount of interest accrued and unpaid on a Principal Amount
(an Interest Amount); and
(c)
any other amount payable to the Beneficiary in respect of the
Project Debt Facility which has not been paid in accordance with the Facility Agreement (Other Project Debt Facility Amount)
(including, without limitation, default interest payable under the

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Facility Agreement in respect of an amount which has fallen due for payment under the Facility Agreement),
at that time.
Expiry Date:
The date on which all amounts payable by the Account Parties to the
Beneficiary in respect of the Project Debt Facility under the Facility
Agreement have been paid in full and the Project Debt Facility has been cancelled.
Available at:
The Agent's address at:
Level 10,
530 Collins Street
Melbourne Vic 3000
By Drafts on:
The Financiers in their respective Shares
Payable at:
Sight.
Enfaced:
'Drawn under                             Irrevocable Letter of Credit No. [        ]
dated [                  20# ]'.
Returnable to:
Issued in Connection with:
The obligations of the Account Parties under the Facility Agreement in respect of the Project Debt Facility.
A claim made under this Letter of Credit is to be made by delivering to the Agent at its address stated above by not later than 10.30 am (if same day value on the day of presentation is required) on or before the Expiry
Date a draft drawn and enfaced as specified above and accompanied by a certificate signed by the
Beneficiary under seal or by a director, secretary or other authorised officer of the Beneficiary which must:
(a) state that it is sent under Letter of Credit No. [ ];
(b)
state that there has been a failure to pay an amount due under the Facility Agreement in full or in part and state the amount which has not been paid and specify whether the amount due is in respect of a Principal Amount, an Interest Amount or other Project Debt Facility Amount (Default Sum);
(c)
state that the Beneficiary has made demand on an Account Party for payment of the Default Sum and that the Account Party has defaulted in making such payment; and
(d)
request payment by the Financiers of the Default Sum or the Maximum Liability (whichever is the lesser).
The Maximum Liability of this Letter of Credit will automatically reduce by the amount of all drawings under it.
This Letter of Credit is subject to the Uniform Customs and Practice for Documentary Credits (1993
Revision) International Chamber of Commerce Publication No. 500.
The Financiers engage with the Beneficiary in the Shares specified above that drafts drawn under and in compliance with the terms of this Letter of Credit will be paid on presentation to the Agent at [ ].
Each Financier is liable under this Letter of Credit for its Share of any drafts drawn under and in compliance

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with the terms of this Letter of Credit. No Financier is responsible for the performance of any other
Financier or the Agent.
The Agent:
(a)
is not liable under this Letter of Credit and does not engage with the Beneficiary in respect of drafts drawn under and in compliance with the terms of this Letter of Credit other than for its Proportion in its capacity as a Financier; and
(b)
is not obliged to remit funds under this Letter of Credit until it has received each Financier's Share of the aggregate amount of drafts drawn under and in compliance with the terms of this Letter of
Credit.
Expressions used in this Letter of Credit and not defined in it have the meaning given to them in the Facility
Agreement and the same rules of interpretation apply.
This Letter of Credit is governed by the laws of Victoria.
The Agent represents and warrants to the Beneficiary that it is authorised to issue this Letter of Credit on behalf of the Financiers in their respective Shares.
For and on behalf of Australia and New Zealand Banking Group Limited
[                         ]

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Annexure D
Form of Working Capital Facility LC (Clause 10.3(c))
[Date]
To:
Address:
Telex:
Dear Sirs,
Australia and New Zealand Banking Group Limited (Agent), on behalf of the Financiers listed below
(Financiers) in the proportions (Share) specified opposite those Financiers:
Name
of
Financier
Share
hereby issues an irrevocable Standby Letter of Credit as follows:
Irrevocable Standby Letter of Credit No. [      ]
Dated [                20# ]
Account Party:
DRD (Porgera) Limited and Tolukuma Gold Mines Limited
Beneficiary:
Australia and New Zealand Banking Group (PNG) Limited )
Maximum Liability:
The maximum liability payable under this Letter of Credit at any time is the amount which is equal to the sum of:
(a)
the principal amount of each Loan made under the Working
Capital Facility and which remains outstanding (a Principal
Amount) under the Facility Agreement dated [    ] February 2006
between, amongst others, DRD (Porgera) Limited, Tolukuma Gold
Mines Limited and the Agent (the Facility Agreement));
(b)
the amount of interest accrued and unpaid on a Principal Amount
(an Interest Amount); and
(c)
any other amount payable to the Beneficiary in respect of the
Working Capital Facility which has not been paid in accordance with the Facility Agreement (Other Working Capital Facility
Amount) (including, without limitation, default interest payable

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under the Facility Agreement in respect of an amount which has fallen due for payment under the Facility Agreement),
at that time.
Expiry Date:
The date on which all amounts payable by the Account Parties to the
Beneficiary in respect of the Working Capital Facility under the Facility
Agreement have been paid in full and the Working Capital Facility has been cancelled.
Available at:
The Agent's address at:
Level 10,
530 Collins Street
Melbourne Vic 3000
By Drafts on:
The Financiers in their respective Shares
Payable at:
Sight.
Enfaced:
'Drawn under                          Irrevocable Letter of Credit No. [                 ]
dated [                  20# ]'.
Returnable to:
Issued in Connection with:
The obligation of the Account Parties under the Facility Agreement in respect of the Working Capital Facility.
A claim made under this Letter of Credit is to be made by delivering to the Agent at its address stated above by not later than 10.30 am (if same day value on the day of presentation is required) on or before the Expiry
Date a draft drawn and enfaced as specified above and accompanied by a certificate signed by the
Beneficiary under seal or by a director, secretary or other authorised officer of the Beneficiary which must:
(a)
state that it is sent under Letter of Credit No. [         ];
(b)
state that there has been a failure to pay an amount due under the Facility Agreement in full or in part and state the amount which has not been paid and specify whether the amount due is in respect of a Principal Amount, an Interest Amount or Other Working Capital Facility Amount (Default
Sum);
(c)
state that the Beneficiary has made demand on an Account Party for payment of the Default Sum and that the Account Party has defaulted in making such payment; and
(d)
request payment by the Financiers of the Default Sum or the Maximum Liability (whichever is the lesser).
The Maximum Liability of this Letter of Credit will automatically reduce by the amount of all drawings under it.
This Letter of Credit is subject to the Uniform Customs and Practice for Documentary Credits (1993
Revision) International Chamber of Commerce Publication No. 500.
The Financiers engage with the Beneficiary in the Shares specified above that drafts drawn under and in
compliance with the terms of this Letter of Credit will be paid on presentation to the Agent at [             ].
Each Financier is liable under this Letter of Credit for its Share of any drafts drawn under and in compliance

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with the terms of this Letter of Credit. No Financier is responsible for the performance of any other
Financier or the Agent.
The Agent:
(a)
is not liable under this Letter of Credit and does not engage with the Beneficiary in respect of drafts drawn under and in compliance with the terms of this Letter of Credit other than for its Proportion in its capacity as a Financier; and
(b)
is not obliged to remit funds under this Letter of Credit until it has received each Financier's Share of the aggregate amount of drafts drawn under and in compliance with the terms of this Letter of
Credit.
The Agent represents and warrants to the Beneficiary that it is authorised to issue this Letter of Credit on behalf of the Financiers in their respective Shares.
Expressions used in this Letter of Credit and not defined in it have the meaning given to them in the Facility
Agreement and the same rules of interpretation apply.
This Letter of Credit is governed by the laws of Victoria.
For and on behalf of Australia and New Zealand Banking Group Limited
[                       ]

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Annexure E
Verification Certificate
Note: To be signed by a secretary or director of the relevant company.

TO:
Australia and New Zealand Banking Group Limited
               Level 10
530 Collins Street
Melbourne Victoria 3000
US$35,000,000 and US$7,000,000 Facilities for DRD (Porgera) Limited and Tolukuma Gold Mines
Limited (the Borrowers)
I [*] am a [secretary
|
director] of [*] (the Company).
I refer to the Facility Agreement dated [*] (the Facility Agreement) between, among others, the Borrowers and Australia and New Zealand Banking Group Limited as Agent for the Financiers.
Definitions in the Facility Agreement apply in this Certificate.
Attached are true, up-to-date and complete copies of the following.
(a)
A[ duly stamped and][ registered] power of attorney under which the Company executed any
Finance Document to which it is expressed to be a party relating to the above facility. That power of attorney has not been revoked by the Company and remains in full force and effect.
(b)
Extracts of minutes of a meeting of directors of the Company authorising the execution and performance by the Company of the obligations assumed under the Finance Documents to which the
Company is a party.
(c)
[Extracts of minutes of a meeting of all members of the Company authorising under section 110 of the Companies Act execution of any Finance Document to which it is expressed to be a party relating to the above facilities. Such resolutions have not been amended, modified or revoked and are in full force and effect.] [For the Borrowers only]
(d)
Specimen signatures of all those authorised to give drawdown and other notices for the Company or to sign the Finance Documents.
(g) A copy of the Company's constitution and corporate tree.
(h)
The acceptance by [                                     ] of its appointment as agent of the Company for
accepting service of process. [For Borrowers only]
(i) [The following Authorisations:
(i)          [*];
(ii)         .[*].
If any of the documents in paragraph (c) are already held by the Agent, I confirm [they are complete and up-to-date
|
the attached amendments are all subsequent amendments to them].

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The Company is solvent. It is not prevented by any provision of law from entering into and performing any of the Finance Documents.
[Secretary
|
Director]

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Annexure F
Substitution Certificate
for a Participation of US[*]
relating to the Facility Agreement (the Facility Agreement) dated [*] 2006 between, among others, DRD
(Porgera) Limited and Tolukuma Gold Mines Limited as Borrowers and Australia and New Zealand Banking
Group Limited as Agent and the Financiers named in it between:
1.
[NAME] (the Substitute Financier);
2.
[NAME] (the Retiring Financier); and
3.
[name and ACN of Agent] (the Agent) for itself and on behalf of the other parties to the Facility
Agreement.
IT IS AGREED as follows.
2.           Definitions
2.1
Definitions in the Facility Agreement and the following definitions apply unless the context requires otherwise.
Substituted Participation means [the following amount of] the Commitment of the Retiring
Financier in respect of [Note: insert relevant Facility or Facilities] [and, if the Commitment is in
respect of a Facility under which a Loan is or is to be made, the participation in the principal outstanding in respect of loans drawn under that Commitment] [being in relation to the following
Loans:] [NOTE: To be inserted if only part of participation is being substituted.]
Date
Funding
Period
Currency
Amount of
Participation
amounting to a principal amount] of US$[*].
Substitution Date means the date of countersignature of this Certificate by the Agent [or [*]
whichever is the later]. [NOTE: Insert any other date or dates as appropriate.]
2.2
Clause 1.2 of the Facility Agreement applies to this Certificate.
3.            Substitution
3.1
Release of Retiring Financier
The Retiring Financier will cease to be entitled to and bound by its rights and obligations as a
Financier under the Finance Documents [relating to the Substituted Participation] [NOTE: insert if

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only part of a Commitment assumed] with effect from and including the Substitution Date. It will remain entitled to and bound by rights and obligations which accrue up to the Substitution Date.
3.2
Letters of Credit
(d)
If the substitution is in respect of the whole of the Retiring Financier's Commitment in respect of the LC Facility and the Retiring Financier is liable under Letters of Credit issued by the Agent which have not expired then on the Substitution Date the Financiers
(including the Substitute Financier) authorise and direct the Agent to issue Letters of Credit to replace the unexpired Letters of Credit which replacement Letters of Credit must be in form and substance identical to those unexpired Letters of Credit other than in respect of:
(i) the date of issue and the issue number; and
(ii)
the allocation of the aggregate Maximum Liability thereunder which, in the case of such replacement Letters of Credit, must state that the Substitute Financier is liable for its Share of the Maximum Liability in an amount equal to the Retiring
Financier's Share of the aggregate Maximum Liability under the unexpired Letters of Credit at that time.
(e)
If the substitution is in respect of a part of the Retiring Financier's Commitment in respect of the LC Facility and the Retiring Financier is liable under Letters of Credit issued by the
Agent which have not expired, then the Financiers (including the Substitute Financier)
authorise and direct the Agent to issue Letters of Credit to replace the unexpired Letters of
Credit, which replacement Letters of Credit must be in form and substance identical to those unexpired Letters of Credit other than in respect of:
(i) the date of issue and the issue number; and
(ii)
the allocation of the aggregate Maximum Liability thereunder which, in the case of such replacement Letters of Credit, must state that:
(A)
the Substitute Financier is liable for its Share of that aggregate Maximum
Liability; and
(B)
the Retiring Financier is liable for its Share of that aggregate Maximum
Liability.
3.3
Assumption by Substitute Financier
With effect from and including the Substitution Date:
(a)
the Substitute Financier and each of the parties to the Facility Agreement shall assume obligations towards each other and acquire rights against each other which are identical to the rights and obligations which cease under clause 3.1 or 3.2, except to the extent the obligations so assumed and rights so acquired relate to the identity of or location of the
Substitute Financier and not to the identity of or location of the Retiring Financier; and
(b)
the Substitute Financier will be taken to be a party to the Facility Agreement as a Financier with a Commitment in respect of [Note: insert relevant Facility or Facilities] and, if the
Commitment is in respect of a Facility under which a Loan is or is to be made, a participation in the principal outstanding] [or] [if the Commitment is in respect of the LC

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Facility, a participation in the aggregate Maximum Liability under the Letter of Credit replaced as provided in clause 3.2] equal to the Substituted Participation.
4.
Independent assessment by Substitute Lender
Without limiting the generality of clause 3 the Substitute Lender agrees as specified in clauses 38.5
(Exoneration) and 38.12 (Independent investigation of credit) of the Facility Agreement. Those clauses apply (subject to any agreement to the contrary) as if references to the Agent included the
Retiring Financier. This Certificate is a Finance Document for the purposes of the Facility
Agreement.
5.           Payments
From and including the Substitution Date the Agent shall make all payments due under the Finance
Documents in relation to the Substituted Participation to the Substitute Financier. The Retiring
Financier and the Substitute Financier will make directly between themselves those payments and adjustments which they agree with respect to accrued interest, fees, costs and other amounts attributable to the Substituted Participation before the Substitution Date.
7.            Warranty
The Retiring Financier and the Substitute Financier jointly and severally represent and warrant to the other parties that clause 37.2(b)of the Facility Agreement has been complied with in relation to the
Substitute Financier.
8.           Notices
For the purpose of the Facility Agreement, the Lending Office and address for correspondence of the
Substitute Financier is the address set out below.
Lending Office
Address for correspondence
(if different from Lending Office)
Address:
[*]
[*]
Fax No:
[*]
Attention:
[*]
9.           Fee
A registration fee of US$1,500.00 is payable by the Substitute Financier to the Agent on delivery of this Certificate to the Agent.
10.          Law
This Certificate is governed by the laws of Victoria..

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Signed by the authorised representatives of the parties [in the Australian Capital Territory/[insert place other in or outside of Australia]].
THE RETIRING FINANCIER
[Name]
by:
THE SUBSTITUTE FINANCIER
[Name]
by:
Lending Office [and address for correspondence]:
Countersigned by an authorised representative of the Agent for itself and for the other parties to the Facility
Agreement.
THE AGENT
[Name]
by:
DATED                               20[*]